PROSPECTUS SUPPLEMENT No. 1 (TO PROSPECTUS DATED MARCH 18, 2011)	Filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration Statement No. 333-168790

MagnaChip Semiconductor S.A.

MagnaChip Semiconductor Finance Company

10.500% Senior Notes due 2018 and related Guarantees

This Prospectus Supplement No. 1 supplements and amends the prospectus dated March 18, 2011 relating to the resales by certain holders of up to $35,000,000 in principal amount of the 10.500% Senior Notes due 2018 and related guarantees originally issued by MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company on April 9, 2010, which may be offered from time to time by the selling noteholders on the terms and as described in the prospectus.

This prospectus supplement should be read in conjunction with the prospectus dated March 18, 2011, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

On May 3, 2011, we filed our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011. That Form 10-Q, without exhibits, is attached hereto.

We will not receive any proceeds from the resale of the notes hereunder. The selling noteholders may offer some or all of the notes through public or private transactions, at market prices prevailing at the time of the sale, at prices related to those prevailing prices, at negotiated prices or at fixed prices. We are contractually obligated to pay all registration expenses, with certain limitations, incurred in connection with this offering.

See “Risk Factors” beginning on page 18 in the prospectus dated March 18, 2011, as well as the section entitled “Risk Factors” included in our Form 10-Q for the quarterly period ended March 31, 2011 attached hereto, for a discussion of risks that should be considered before buying the notes offered hereunder.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 4, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 001-34791

MagnaChip Semiconductor Corporation

(Exact name of registrant as specified in its charter)

Delaware	83-0406195
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o MagnaChip Semiconductor S.A.

74, rue de Merl, B.P. 709 L-2146

Luxembourg R.C.S.

Luxembourg B97483

(352) 45-62-62

(Address, zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☑  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☑  No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☑  Yes    ☐  No

As of March 31, 2011, the registrant had 39,356,749 shares of common stock outstanding.

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

		Page No.
PART I FINANCIAL INFORMATION

Item 1.	Interim Consolidated Financial Statements (Unaudited)	4

	MagnaChip Semiconductor Corporation and Subsidiaries Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010	4

	MagnaChip Semiconductor Corporation and Subsidiaries Consolidated Statements of Operations for the Three Months Ended March 31, 2011 and March 31, 2010	5

	MagnaChip Semiconductor Corporation and Subsidiaries Consolidated Statements of Changes in Stockholders’ Equity for the Three Months Ended March 31, 2011 and March 31, 2010	6

	MagnaChip Semiconductor Corporation and Subsidiaries Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2011 and March 31, 2010	7

	MagnaChip Semiconductor Corporation and Subsidiaries Notes to Consolidated Financial Statements	8

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	24

Item 3.	Quantitative and Qualitative Disclosures About Market Risk	42

Item 4.	Controls and Procedures	42

PART II OTHER INFORMATION

Item 1A.	Risk Factors	42

Item 6.	Exhibits	58

SIGNATURES		59

FORWARD LOOKING STATEMENTS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in this report that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this report are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in this section and in “Part II: Item 1A. Risk Factors” in this report.

All forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise any forward-looking statements as a result of new information or future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Statements made in this Quarterly Report on Form 10-Q, unless the context otherwise requires, include the use of the terms “we,” “us,” “our” and “MagnaChip” refer to MagnaChip Semiconductor Corporation and its consolidated subsidiaries. The term “Korea” refers to the Republic of Korea or South Korea.

PART I—FINANCIAL INFORMATION

Item 1.	Interim Consolidated Financial Statements (Unaudited)

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited; in thousands of US dollars, except share data)

	March 31, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$194,179	$172,172
Accounts receivable, net	131,020	119,054
Inventories, net	73,879	68,435
Other receivables	4,006	2,919
Prepaid expenses	11,082	8,207
Other current assets	9,937	18,920

Total current assets	424,103	389,707

Property, plant and equipment, net	179,240	179,012
Intangible assets, net	26,154	27,538
Long-term prepaid expenses	7,456	8,235
Other non-current assets	21,357	21,252

Total assets	$658,310	$625,744

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$74,040	$58,264
Other accounts payable	10,869	14,645
Accrued expenses	43,710	32,635
Current portion of capital lease obligations	5,850	5,557
Other current liabilities	3,932	5,048

Total current liabilities	138,401	116,149

Long-term borrowings, net	246,952	246,882
Long-term obligations under capital lease	1,665	3,105
Accrued severance benefits, net	91,503	87,778
Other non-current liabilities	7,902	8,979

Total liabilities	486,423	462,893

Commitments and contingencies (Note 14)

Stockholders’ equity
Common stock, $0.01 par value, 150,000,000 shares authorized, 39,356,749 and 38,401,985 shares issued and outstanding at March 31, 2011 and December 31, 2010, respectively	394	384
Additional paid-in capital	97,812	95,585
Retained earnings	94,625	72,157
Accumulated other comprehensive loss	(20,944)	(5,275)

Total stockholders’ equity	171,887	162,851

Total liabilities and stockholders’ equity	$658,310	$625,744

The accompanying notes are an integral part of these consolidated financial statements

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; in thousands of US dollars, except share data)

	Three Months Ended
	March 31, 2011	March 31, 2010
Net sales	$187,921	$179,485
Cost of sales	131,447	130,127

Gross profit	56,474	49,358

Selling, general and administrative expenses	15,401	17,908
Research and development expenses	18,498	20,531
Restructuring and impairment charges	—	336
IPO incentive	12,146	—

Operating income	10,429	10,583

Other income (expenses)
Interest expense, net	(7,111)	(2,049)
Foreign currency gain, net	21,359	21,616
Other	166	(52)

	14,414	19,515

Income before income taxes	24,843	30,098

Income tax expenses (benefits)	2,375	(1,003)

Net income	$22,468	$31,101

Earnings per common share—
Basic	$0.59	$0.82
Diluted	$0.57	$0.81
Weighted average number of shares—
Basic	38,332,750	37,805,445
Diluted	39,570,522	38,441,991

The accompanying notes are an integral part of these consolidated financial statements

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited; in thousands of US dollars, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated deficit)	Accumulated Other Comprehensive Income (loss)	Total
	Shares	Amount
Three Months Ended March 31, 2011
Balance at January 1, 2011	38,401,985	$384	$95,585	$72,157	$(5,275)	$162,851
Stock-based compensation	—	—	431	—	—	431
Issuance of new stock	950,000	10	1,768	—	—	1,778
Exercise of stock options	4,764	—	28	—	—	28
Comprehensive income:
Net Income	—	—	—	22,468	—	22,468
Fair valuation of derivatives	—	—	—	—	2,336	2,336
Reclassification to net income from accumulated other comprehensive loss related to hedge derivatives	—	—	—	—	(4,293)	(4,293)
Foreign currency translation adjustments	—	—	—	—	(14,267)	(14,267)
Unrealized gains on investments	—	—	—	—	555	555

Total comprehensive income						6,799

Balance at March 31, 2011	39,356,749	$394	$97,812	$94,625	$(20,944)	$171,887

Three Months Ended March 31, 2010
Balance at January 1, 2010	38,385,544	$384	$223,451	$(1,963)	$(6,182)	$215,690
Stock-based compensation	18,750	—	883	—	—	883
Comprehensive income:
Net income	—	—	—	31,101	—	31,101
Fair valuation of derivatives	—	—	—	—	(2,054)	(2,054)
Reclassification to net income from accumulated other comprehensive loss related to hedge derivatives	—	—	—	—	620	620
Foreign currency translation adjustments	—	—	—	—	(14,907)	(14,907)
Unrealized gains on investments	—	—	—	—	112	112

Total comprehensive income						14,872

Balance at March 31, 2010	38,404,294	$384	$224,334	$29,138	$(22,411)	$231,445

The accompanying notes are an integral part of these consolidated financial statements

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; in thousands of US dollars)

	Three Months Ended
	March 31, 2011	March 31, 2010
Cash flows from operating activities
Net income	$22,468	$31,101
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	13,903	15,477
Provision for severance benefits	2,854	3,166
Amortization of debt issuance costs and original issue discount	246	25
Gain on foreign currency translation, net	(23,684)	(23,478)
Gain on disposal of property, plant and equipment, net	—	(9)
Loss on disposal of intangible assets, net	4	2
Restructuring and impairment charges	—	336
Stock-based compensation	641	1,473
Cash used for reorganization items	—	1,579
Other	549	393
Changes in operating assets and liabilities
Accounts receivable	(9,250)	(29,684)
Inventories	(3,467)	7,206
Other receivables	(1,041)	(1,238)
Other current assets	(1,449)	(3,659)
Deferred tax assets	548	264
Accounts payable	14,289	18,088
Other accounts payable	(1,348)	(1,612)
Accrued expenses	7,153	3,196
Other current liabilities	(1,518)	(2,107)
Long term other payable	184	(2,136)
Payment of severance benefits	(1,610)	(1,092)
Other	(256)	(788)

Net cash provided by operating activities before reorganization items	19,216	16,503

Cash used for reorganization items	—	(1,579)

Net cash provided by operating activities	19,216	14,924

Cash flows from investing activities
Proceeds from disposal of plant, property and equipment	—	4
Purchase of plant, property and equipment	(6,779)	(891)
Payment for intellectual property registration	(165)	(152)
Decrease in short-term financial instruments	—	329
Collection of guarantee deposits	979	972
Payment of guarantee deposits	(1,004)	(56)
Other	(44)	33

Net cash provided by (used in) investing activities	(7,013)	239

Cash flows from financing activities
Proceeds from issuance of common stock	11,425	—
Repayment of current portion of long-term debt	—	(154)
Repayment of obligations under capital lease	(1,562)	—

Net cash provided by (used in) financing activities	9,863	(154)
Effect of exchange rates on cash and cash equivalents	(59)	2,754

Net increase in cash and cash equivalents	22,007	17,763

Cash and cash equivalents
Beginning of the period	172,172	64,925

End of the period	$194,179	$82,688

Supplemental cash flow information
Cash paid for interest	$5,625	$2,035

Cash paid for income taxes	$2,004	$1,513

Noncash transactions
Deferred offering costs reclassified as reduction of additional paid-in capital	$9,619	$—

The accompanying notes are an integral part of these consolidated financial statements

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited; tabular dollars in thousands, except share data)

1. General

The Company

MagnaChip Semiconductor Corporation (together with its subsidiaries, the “Company”) is a Korea-based designer and manufacturer of analog and mixed-signal semiconductor products for high-volume consumer applications. The Company’s business is comprised of three key segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. The Company’s Display Solutions products include display drivers for use in a wide range of flat panel displays and mobile multimedia devices. The Company’s Power Solutions products include discrete and integrated circuit solutions for power management in high-volume consumer applications. The Company’s Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services for fabless semiconductor companies that serve the consumer, computing and wireless end markets.

2. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). These interim consolidated financial statements include all adjustments consisting only of normal recurring adjustments and the elimination of all intercompany accounts and transactions which are, in the opinion of management, necessary to provide a fair presentation of financial condition and results of operations for the periods presented. These interim consolidated financial statements are presented in accordance with ASC 270, “Interim Reporting,” (“ASC 270”) and, accordingly, do not include all of the information and note disclosures required by US GAAP for complete financial statements. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for a full year or for any other periods.

The December 31, 2010 balance sheet data was derived from audited financial statements, but does not include all disclosures required by US GAAP.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06 (ASU 2010-06), which amends the disclosure requirements of ASC 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) as of January 1, 2010. ASU 2010-06 requires new disclosures for any transfers of fair value into and out of Level 1 and 2 fair value measurements and separate presentation of purchases, sales, issuances and settlements within the reconciliation of Level 3 unobservable inputs. The Company previously adopted ASC 820 on January 1, 2008 and January 1, 2009 for financial assets and liabilities and for nonfinancial assets and liabilities, respectively. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the Level 3 reconciliation which is effective for annual and interim periods beginning after December 15, 2010. The adoption of ASU 2010-06 as of January 1, 2010 did not have a material effect on the Company’s financial condition or results of operations. The adoption of ASU 2010-06 in relation to the Level 3 reconciliation as of January 1, 2011 also did not have a material impact on the Company’s financial condition or results of operations.

3. Completion of Initial Public Offering

Prior to the Company’s initial public offering (“IPO”), the Company’s board of directors and the holders of a majority of its outstanding common units elected to convert the Company from a Delaware limited liability company to a Delaware corporation (the “Corporation”) and to change the Company’s name from MagnaChip Semiconductor LLC to MagnaChip Semiconductor Corporation. The corporate conversion was completed on March 10, 2011. In connection with the corporate conversion, outstanding common units of the Company were automatically converted into shares of common stock of the Corporation, outstanding options to purchase common units of the Company were automatically converted into options to purchase shares of common stock of the Corporation and outstanding warrants to purchase common units of the Company were automatically converted into warrants to purchase shares of common stock of the Corporation, all at a ratio of one share of common stock for eight common units.

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

On March 16, 2011, the Company also completed an IPO of 9,500,000 shares of common stock at an offering price of $14.00 per share and on March 11, 2011 listed on the NYSE. All shares were sold in the form of depositary shares and each depositary share represented an ownership interest in one share of common stock. Of the 9,500,000 shares, 950,000 shares were newly issued by the Company and 8,550,000 shares were sold by selling stockholders. The Company received $12,369 thousand of net proceeds from the issuance of the new shares of common stock after deducting underwriters’ discounts and commissions, and the Company did not receive any proceeds from the sale of shares of common stock offered by the selling stockholders. The Company incurred $10,591 thousand of IPO expenses that were initially recorded as other current assets and, upon completion of IPO, reclassified as reduction of additional paid-in capital in the consolidated balance sheets.

The Company previously stated an intention to use a part of the net proceeds from the IPO to make incentive payments to all employees, excluding management. The payment of such employee incentives was contingent upon the consummation of the IPO. The Company paid $12,146 thousand of the incentives in March 2011.

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

4. Inventories

Inventories as of March 31, 2011 and December 31, 2010 consist of the following:

	March 31, 2011	December 31, 2010
Finished goods	$10,851	$13,529
Semi-finished goods and work-in-process	52,920	50,542
Raw materials	14,740	9,762
Materials in-transit	1,108	1,643
Less: inventory reserve	(5,740)	(7,041)

Inventories, net	$73,879	$68,435

5. Property, Plant and Equipment

Property, plant and equipment as of March 31, 2011 and December 31, 2010 comprise the following:

	March 31, 2011	December 31, 2010
Buildings and related structures	$76,061	$73,945
Machinery and equipment	122,220	112,398
Vehicles and others	8,513	8,007
Equipment under capital lease	11,748	11,457

	218,542	205,807
Less: accumulated depreciation	(53,726)	(41,440)
accumulated depreciation on equipment under capital lease	(1,500)	(836)
Land	15,924	15,481

Property, plant and equipment, net	$179,240	$179,012

6. Intangible Assets

Intangible assets as of March 31, 2011 and December 31, 2010 are as follows:

	March 31, 2011	December 31, 2010
Technology	$20,762	$19,969
Customer relationships	27,892	27,115
Intellectual property assets	5,737	5,444
In-process research and development	3,295	3,418
Less: accumulated amortization	(31,532)	(28,408)

Intangible assets, net	$26,154	$27,538

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

7. Derivative Financial Instruments

The Company’s Korean subsidiary entered into option, forward and zero cost collar contracts to hedge the risk of changes in the functional-currency-equivalent cash flows attributable to currency rate changes on U.S. dollar denominated revenues.

Details of derivative contracts as of March 31, 2011 are as follows:

Date of transaction	Type of derivative	Total notional amount	Month of settlement
May 25, 2010	Option	$ 30,000	January to June 2011
May 25, 2010	Forward	78,000	January to June 2011
August 12, 2010	Zero cost collar	108,000	July to December 2011
January 17, 2011	Zero cost collar	60,000	January to June 2012
March 16, 2011	Zero cost collar	24,000	January to March 2012

The option, forward and zero cost collar contracts qualify as cash flow hedges under ASC 815, “Derivatives and Hedging,” (“ASC 815”), since at both the inception of the contracts and on an ongoing basis, the hedging relationship was and is expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the contracts. The Company is utilizing the “hypothetical derivative” method to measure the effectiveness by comparing the changes in value of the actual derivative versus the change in fair value of the “hypothetical derivative.”

The fair values of the Company’s outstanding option, forward and zero cost collar contracts recorded as assets and liabilities as of March 31, 2011 and December 31, 2010 are as follows:

Derivatives designated as hedging instruments:		March 31, 2011	December 31, 2010
Asset Derivatives:
Options	Other current assets	$23	$104
Forward	Other current assets	$4,605	$6,674
Zero cost collars	Other current assets	$2,309	$1,544
Liability Derivatives:
Zero cost collars	Other non current liabilities	$149	$—

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income (“AOCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative, representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness, are recognized in current earnings.

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

The following table summarizes the impact of derivative instruments on the consolidated statement of operations for the three months ended March 31, 2011:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Statement of Operations (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Statement of Operations (Effective Portion)	Location of Gain (Loss) Recognized in Statement of Operations on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Statement of Operations on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Options	$(71)	Net sales	$(333)	Other income (expenses) — Others	$(11)
Forward	1,810	Net sales	4,626	Other income (expenses) — Others	178
Zero cost collars	597	Net sales	—	Other income (expenses) — Others	(9)

Total	$2,336		$4,293		$158

The following table summarizes the impact of derivative instruments on the consolidated statement of operations for the three months ended March 31, 2010:

Derivatives in Cash Flow Hedging Relationships	Amount of Loss Recognized in AOCI on Derivatives (Effective Portion)	Location of Loss Reclassified from AOCI into Statement of Operations (Effective Portion)	Amount of Loss Reclassified from AOCI into Statement of Operations (Effective Portion)	Location of Loss Recognized in Statement of Operations on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Loss Recognized in Statement of Operations on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Options	$(533)	Net sales	$(17)	Other income (expenses) — Others	$(33)
Forward	(1,521)	Net sales	(603)	Other income (expenses) — Others	(24)

Total	$(2,054)		$(620)		$(57)

The estimated net gain as of March 31, 2011 that is expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is $6,835 thousand.

The Company’s option, forward and zero cost collar contracts are subject to termination upon the occurrence of the following events:

(i) On the last day of a fiscal quarter, the sum of qualified and unrestricted cash and cash equivalents held by the Company is less than $30 million.

(ii) The rating of the Company’s debt is B- or lower by Standard & Poor’s Ratings Group or any successor rating agency thereof (“S&P”) or B3 or lower by Moody’s Investor Services, Inc. or any successor rating agency thereof (“Moody’s”) or the Company’s debt ceases to be assigned a rating by either S&P or Moody’s.

In addition, the Company is required to deposit cash collateral with Goldman Sachs International Bank, the counterparty to the option, forward and zero cost collar contracts, for any exposure in excess of $5 million.

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

8. Fair Value Measurements

The Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2011, and the basis for that measurement is as follows:

	Carrying Value	Fair Value Measurement	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Current derivative assets	$6,937	$6,937	$—	$6,937	$—
Available-for-sale securities	1,249	1,249	1,249	—	—
Liabilities:
Non current derivative liabilities	149	149	—	149	—

9. Capital leases

The Company entered into several lease agreements for the use of equipment for manufacturing and research and development. These leases are accounted for as capital leases as the ownership of the equipment will be transferred to the Company upon expiration of the lease terms or the Company has bargain purchase options at the end of the lease terms.

Payable during	Capital Lease
Remainder of 2011	$4,753
2012	3,266
2013	24

Total future minimum lease payments	8,043
Less: Amount representing interest (a)	(528)

Present value of net minimum lease payments	7,515
Less: Current portion of capital lease obligations	(5,850)

Long-term obligations under capital lease	$1,665

(a)	The lessor’s implicit rate at lease inception was applied.

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

10. Accrued Severance Benefits

The majority of accrued severance benefits is for employees in the Company’s Korean subsidiary, MagnaChip Semiconductor Ltd. (Korea). Pursuant to the Employee Retirement Benefit Security Act of Korea, most employees and executive officers with one or more years of service are entitled to severance benefits upon the termination of their employment based on their length of service and rate of pay. As of March 31, 2011, 98.5% of employees of the Company were eligible for severance benefits.

Changes in accrued severance benefits for each period are as follows:

	Three Months Ended
	March 31, 2011	March 31, 2010
Beginning balance	$88,973	$73,646
Provisions	2,854	3,166
Severance payments	(1,610)	(1,092)
Translation adjustments	2,498	2,386

	92,715	78,106

Less: Cumulative contributions to the National Pension Fund	(463)	(540)
Group Severance insurance plan	(749)	(723)

Accrued severance benefits, net	$91,503	$76,843

The severance benefits are funded approximately 1.31% and 1.62% as of March 31, 2011 and 2010, respectively, through the Company’s National Pension Fund and group severance insurance plan which will be used exclusively for payment of severance benefits to eligible employees. These amounts have been deducted from the accrued severance benefit balance.

The Company is liable to pay the following future benefits to its non-executive employees upon their normal retirement age:

Severance benefit
Remainder of 2011	$—
2012	155
2013	—
2014	314
2015	356
2016	1,240
2017 – 2021	13,732

The above amounts were determined based on the non-executive employees’ current salary rates and the number of service years that will be accumulated upon their retirement dates. These amounts do not include amounts that might be paid to non-executive employees that will cease working with the Company before their normal retirement ages.

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

11. Restructuring and Impairment Charges

The Company recognized $336 thousand of impairment charges for the three months ended March 31, 2010 from two abandoned in-process research and development projects.

12. Income Taxes

The Company files income tax returns in the U.S., Korea, Japan, Taiwan and various other jurisdictions.

The predecessor entity to MagnaChip Semiconductor Corporation (the “Parent”) was a non-taxable partnership entity until its conversion to a Delaware corporation on March 10, 2011.

MagnaChip Semiconductor Ltd. (Korea) is the principal operating entity within the consolidated Company. For the three months ended March 31, 2011 and 2010, no income tax expense for MagnaChip Semiconductor, Ltd. (Korea) was recorded due to net operating loss carry-forwards available to offset taxable income and full allowance for deferred tax assets.

13. Geographic and Segment Information

The following sets forth information relating to the reportable segments:

	Three Months Ended
	March 31, 2011	March 31, 2010
Net Sales
Display Solutions	$74,464	$76,730
Semiconductor Manufacturing Services	92,266	93,201
Power Solutions	20,412	9,034
All other	779	520

Total segment net sales	$187,921	$179,485

Gross Profit
Display Solutions	$19,843	$14,431
Semiconductor Manufacturing Services	33,287	32,844
Power Solutions	2,565	1,563
All other	779	520

Total segment gross profit	$56,474	$49,358

The following is a summary of net sales by region, based on the location of the customer:

	Three Months Ended
	March 31, 2011	March 31, 2010
Korea	$87,513	$97,660
Asia Pacific	57,295	48,474
Japan	13,339	10,195
North America	25,922	20,380
Europe	2,967	2,776
Africa	885	—

Total	$187,921	$179,485

Net sales from the Company’s top ten largest customers accounted for 61.1% and 64.1% for the three months ended March 31, 2011 and 2010, respectively.

The Company recorded $26,681 thousand and $35,578 thousand of sales to one customer within its Display Solutions segment, which represents greater than 10% of net sales, for the three months ended March 31, 2011 and 2010, respectively.

Over 99% of the Company’s property, plant and equipment are located in Korea as of March 31, 2011.

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

14. Commitments and Contingencies

The California Institute of Technology has made a claim against Samsung Fiber Optics for the infringement of certain patent rights in relation to image sensor products provided by Samsung Fiber Optics. Samsung Fiber Optics has made a claim against the Company as a provider of embedded components. The Company believes it is probable that the pending claim will have an unfavorable outcome and further believes the associated loss can be reasonably estimated according to ASC 450 “Contingencies” (“ASC 450”). The Company charged the best estimate of loss, $718 thousand, to operating expenses for the ten month period ended October 25, 2009, and the Company presents the estimated liabilities as accrued expenses as of March 31, 2011 and December 31, 2010 in the accompanying consolidated balance sheets. The estimate was based on the most recent communications with Samsung Fiber Optics. Accordingly, the Company cannot provide assurance that the estimated liabilities will be realized. The actual results could vary materially.

15. Earnings per Share

The following table illustrates the computation of basic and diluted earnings per common share:

	Three Months Ended
	March 31, 2011	March 31, 2010
Net income	$22,468	$31,101
Weighted average common stock outstanding—
Basic	38,332,750	37,805,445
Diluted	39,570,522	38,441,991
Earnings per share—
Basic	$0.59	$0.82
Diluted	$0.57	$0.81

The following outstanding instruments were excluded from the computation of diluted earnings per share, as they have an anti-dilutive effect on the calculation:

	Three Months Ended
	March 31, 2011	March 31, 2010
Options	—	114,250
Warrants	1,875,017	1,875,017

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

16. Condensed Consolidating Financial Information

The $250 million senior notes are fully and unconditionally, jointly and severally, guaranteed by the Company and all of its subsidiaries, except for MagnaChip Semiconductor, Ltd. (Korea) and MagnaChip Semiconductor (Shanghai) Company Limited.

The senior notes are structurally subordinated to the creditors of the Company’s principal manufacturing and selling subsidiary, MagnaChip Semiconductor, Ltd. (Korea), which accounts for substantially all of the Company’s net sales and assets.

Below are condensed consolidating balance sheets as of March 31, 2011 and December 31, 2010, condensed consolidating statements of operations for the three months ended March 31, 2011 and 2010 and condensed consolidating statements of cash flows for the three months ended March 31, 2011 and 2010 of those entities that guarantee the senior notes, those that do not, MagnaChip Semiconductor Corporation, and the co-issuers.

For the purpose of the guarantor financial information, the investments in subsidiaries are accounted for under the equity method.

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

Condensed Consolidating Balance Sheets

March 31, 2011

	MagnaChip Semiconductor Corporation (Parent)	Co-Issuers	Non-Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$4,180	$38,205	$144,847	$6,947	$—	$194,179
Accounts receivable, net	—	—	132,491	22,460	(23,931)	131,020
Inventories, net	—	—	73,879	158	(158)	73,879
Other receivables	—	—	5,504	247	(1,745)	4,006
Prepaid expenses	45	—	13,596	338	(2,897)	11,082
Short-term intercompany loan	—	95,000	—	95,000	(190,000)	—
Other current assets	34,305	141,236	7,876	125,030	(298,510)	9,937

Total current assets	38,530	274,441	378,193	250,180	(517,241)	424,103

Property, plant and equipment, net	—	—	178,874	366	—	179,240
Intangible assets, net	—	—	25,673	481	—	26,154
Long-term prepaid expenses	—	—	15,631	247	(8,422)	7,456
Investment in subsidiaries	(560,148)	(654,620)	—	(474,010)	1,688,778	—
Long-term intercompany loan	697,125	803,547	—	637,518	(2,138,190)	—
Other non-current assets	—	7,645	7,377	6,335	—	21,357

Total Assets	$175,507	$431,013	$605,748	$421,117	$(975,075)	$658,310

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$—	$96,176	$1,681	$(23,817)	$74,040
Other accounts payable	1,766	145	10,027	676	(1,745)	10,869
Accrued expenses	1,855	46,418	151,164	142,898	(298,625)	43,710
Short-term intercompany borrowings	—	—	95,000	95,000	(190,000)	—
Current portion of capital lease obligations	—	—	5,667	183	—	5,850
Other current liabilities	(1)	—	3,517	3,313	(2,897)	3,932

Total current liabilities	3,620	46,563	361,551	243,751	(517,084)	138,401

Long-term borrowings, net	—	944,077	621,000	820,065	(2,138,190)	246,952
Long-term obligations under capital lease	—	—	1,498	167	—	1,665
Accrued severance benefits, net	—	—	90,203	1,300	—	91,503
Other non-current liabilities	—	—	5,445	10,879	(8,422)	7,902

Total liabilities	3,620	990,640	1,079,697	1,076,162	(2,663,696)	486,423

Commitments and contingencies
Stockholders’ equity
Common stock	394	136,229	39,005	51,976	(227,210)	394
Additional paid-in capital	97,812	(733,795)	(537,359)	(731,907)	2,003,061	97,812
Retained earnings	94,625	58,884	47,870	45,857	(152,611)	94,625
Accumulated other comprehensive loss	(20,944)	(20,945)	(23,465)	(20,971)	65,381	(20,944)

Total stockholders’ equity	171,887	(559,627)	(473,949)	(655,045)	1,688,621	171,887

Total liabilities and stockholders’ equity	$175,507	$431,013	$605,748	$421,117	$(975,075)	$658,310

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

Condensed Consolidating Balance Sheets

December 31, 2010

	MagnaChip Semiconductor Corporation (Parent)	Co-Issuers	Non- Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$79	$46,595	$112,370	$13,128	$—	$172,172
Accounts receivable, net	—	—	160,317	60,533	(101,796)	119,054
Inventories, net	—	—	68,435	158	(158)	68,435
Other receivables	718	718	23,111	2,969	(24,597)	2,919
Prepaid expenses	52	2	10,957	93	(2,897)	8,207
Short-term intercompany loan	—	95,000	—	95,000	(190,000)	—
Other current assets	41,363	124,376	9,606	111,628	(268,053)	18,920

Total current assets	42,212	266,691	384,796	283,509	(587,501)	389,707

Property, plant and equipment, net	—	—	178,623	389	—	179,012
Intangible assets, net	—	—	27,009	529	—	27,538
Long-term prepaid expenses	—	—	17,371	—	(9,136)	8,235
Investment in subsidiaries	(567,941)	(641,799)	—	(475,696)	1,685,436	—
Long-term intercompany loan	697,125	792,846	—	621,000	(2,110,971)	—
Other non-current assets	—	7,819	6,611	6,821	1	21,252

Total Assets	$171,396	$425,557	$614,410	$436,552	$(1,022,171)	$625,744

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$—	$118,353	$41,634	$(101,723)	$58,264
Other accounts payable	8,334	8,987	15,994	5,927	(24,597)	14,645
Accrued expenses	211	39,887	134,460	126,204	(268,127)	32,635
Short-term intercompany borrowings	—	—	95,000	95,000	(190,000)	—
Current portion of capital lease obligations	—	—	5,373	184	—	5,557
Other current liabilities	—	—	3,815	4,130	(2,897)	5,048

Total current liabilities	8,545	48,874	372,995	273,079	(587,344)	116,149

Long-term borrowings, net	—	944,007	621,000	792,846	(2,110,971)	246,882
Long-term obligations under capital lease	—	—	2,888	217	—	3,105
Accrued severance benefits, net	—	—	86,511	1,267	—	87,778
Other non-current liabilities	—	—	6,653	11,462	(9,136)	8,979

Total liabilities	8,545	992,881	1,090,047	1,078,871	(2,707,451)	462,893

Commitments and contingencies
Stockholders’ equity
Common stock	384	136,229	39,005	51,976	(227,210)	384
Additional paid-in capital	95,585	(734,101)	(537,608)	(732,266)	2,003,975	95,585
Retained earnings	72,157	35,823	31,799	43,269	(110,891)	72,157
Accumulated other comprehensive loss	(5,275)	(5,275)	(8,833)	(5,298)	19,406	(5,275)

Total stockholders’ equity	162,851	(567,324)	(475,637)	(642,319)	1,685,280	162,851

Total liabilities and stockholders’ equity	$171,396	$425,557	$614,410	$436,552	$(1,022,171)	$625,744

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

Condensed Consolidating Statements of Operations

For the three months ended March 31, 2011

	MagnaChip Semiconductor Corporation (Parent)	Co-Issuers	Non-Guarantors	Guarantors	Eliminations	Consolidated
Net sales	$—	$—	$187,750	$6,616	$(6,445)	$187,921
Cost of sales	—	—	131,445	74	(72)	131,447

Gross profit	—	—	56,305	6,542	(6,373)	56,474

Selling, general and administrative expenses	637	235	15,614	3,103	(4,188)	15,401
Research and development expenses	—	—	19,301	1,382	(2,185)	18,498
IPO incentive	—	—	11,355	791	—	12,146

Operating income (loss)	(637)	(235)	10,035	1,266	—	10,429

Other income (expense)	—	20,752	6,190	(12,528)	—	14,414

Income (loss) before income taxes, equity in earnings of related equity investment	(637)	20,517	16,225	(11,262)	—	24,843

Income tax expenses	—	—	154	2,221	—	2,375

Income (loss) before equity in earnings of related investment	(637)	20,517	16,071	(13,483)	—	22,468

Equity in earnings of related investment	23,105	2,544	—	16,071	(41,720)	—

Net Income	$22,468	$23,061	$16,071	$2,588	$(41,720)	$22,468

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

Condensed Consolidating Statements of Operations

For the three months ended March 31, 2010

	MagnaChip Semiconductor Corporation (Parent)	Co-Issuers	Non-Guarantors	Guarantors	Eliminations	Consolidated
Net sales	$—	$—	$174,814	$11,682	$(7,011)	$179,485
Cost of sales	—	—	126,504	5,693	(2,070)	130,127

Gross profit	—	—	48,310	5,989	(4,941)	49,358

Selling, general and administrative expenses	563	136	17,264	2,587	(2,642)	17,908
Research and development expenses	—	—	21,400	2,170	(3,039)	20,531
Restructuring and impairment charges	—	—	336	—	—	336

Operating income (loss)	(563)	(136)	9,310	1,232	740	10,583

Other income	—	1,423	7,377	10,715	—	19,515

Income before income taxes, equity in earnings of related equity investment	(563)	1,287	16,687	11,947	740	30,098

Income tax expenses (benefits)	—	—	(1,959)	956	—	(1,003)

Income before equity in earnings of related investment	(563)	1,287	18,646	10,991	740	31,101

Equity in earnings of related investment	31,664	30,507	—	18,940	(81,111)	—

Net income	$31,101	$31,794	$18,646	$29,931	$(80,371)	$31,101

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

Condensed Consolidating Statements of Cash Flows

For the three months ended March 31, 2011

	MagnaChip Semiconductor Corporation (Parent)	Co-Issuers	Non-Guarantors	Guarantors	Eliminations	Consolidated
Cash flow from operating activities
Net income	$22,468	$23,061	$16,071	$2,588	$(41,720)	$22,468
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	—	—	13,826	77	—	13,903
Provision for severance benefits	—	—	2,796	58	—	2,854
Amortization of debt issuance costs and original issue discount.	—	246	—	—	—	246
Loss (gain) on foreign currency translation, net	—	(10,701)	(24,128)	11,145	—	(23,684)
Loss on disposal of intangible assets, net	—	—	4	—	—	4
Stock-based compensation	73	—	590	335	(357)	641
Equity in earnings of related investment	(23,105)	(2,544)	—	(16,071)	41,720	—
Other	(1)	—	290	232	28	549
Changes in operating assets and liabilities
Accounts receivable, net	—	—	30,499	38,116	(77,865)	(9,250)
Inventories, net	—	—	(3,467)	—	—	(3,467)
Other receivables	718	718	17,656	2,719	(22,852)	(1,041)
Other current assets	(713)	(16,858)	(531)	(14,432)	31,085	(1,449)
Deferred tax assets	—	—	—	548	—	548
Accounts payable	—	—	(22,873)	(40,744)	77,906	14,289
Other accounts payable	(6,613)	(8,842)	(3,455)	(5,290)	22,852	(1,348)
Accrued expenses	(151)	6,530	14,904	16,996	(31,126)	7,153
Other current liabilities	—	—	(415)	(1,103)	—	(1,518)
Long term other payable	—	—	—	184	—	184
Payment of severance benefits	—	—	(1,610)	—	—	(1,610)
Other	—	—	972	(1,228)	—	(256)

Net cash provided by (used in) operating activities	(7,324)	(8,390)	41,129	(5,870)	(329)	19,216

Cash flows from investing activities
Purchases of plant, property and equipment	—	—	(6,765)	(14)	—	(6,779)
Payment for intellectual property registration	—	—	(165)	—	—	(165)
Collection of guarantee deposits	—	—	979	—	—	979
Payment of guarantee deposits	—	—	(1,004)	—	—	(1,004)
Other	—	—	(23)	(21)	—	(44)

Net cash used in investing activities	—	—	(6,978)	(35)	—	(7,013)

Cash flow from financing activities
Proceeds from issuance of common stock	11,425	—	—	—	—	11,425
Repayment of obligations under capital lease	—	—	(1,515)	(47)	—	(1,562)

Net cash provided by (used in) financing activities	11,425	—	(1,515)	(47)	—	9,863

Effect of exchanges rate on cash and cash equivalents	—	—	(159)	(229)	329	(59)

Net increase (decrease) in cash and cash equivalents	4,101	(8,390)	32,477	(6,181)	—	22,007

Cash and cash equivalents
Beginning of the period	79	46,595	112,370	13,128	—	172,172

End of the period	$4,180	$38,205	$144,847	$6,947	$—	$194,179

MagnaChip Semiconductor Corporation and Subsidiaries

Notes to Consolidated Financial Statements - (Continued)

(Unaudited; tabular dollars in thousands, except share data)

Condensed Consolidating Statements of Cash Flows

For the three months ended March 31, 2010

	MagnaChip Semiconductor Corporation (Parent)	Co-Issuers	Non-Guarantors	Guarantors	Eliminations	Consolidated
Cash flow from operating activities
Net income	$31,101	$31,794	$18,646	$29,931	$(80,371)	$31,101
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	—	—	15,405	72	—	15,477
Provision for severance benefits	—	—	3,081	85	—	3,166
Amortization of debt issuance costs	—	25	—	—	—	25
Loss (gain) on foreign currency translation, net	—	11,757	(23,734)	(11,501)	—	(23,478)
Loss (gain) on disposal of property, plant and equipment	—	—	(9)	—	—	(9)
Loss on disposal of intangible assets, net	—	—	2	—	—	2
Restructuring and impairment charges	—	—	336	—	—	336
Stock-based compensation	334	—	1,040	99	—	1,473
Cash used for reorganization items	—	—	51	1,528	—	1,579
Equity in earnings of related investment	(31,664)	(30,507)	—	(18,940)	81,111	—
Other	—	1	480	(88)	—	393
Changes in operating assets and liabilities
Accounts receivable, net	—	—	(18,065)	15,150	(26,769)	(29,684)
Inventories	—	—	3,661	4,312	(767)	7,206
Other receivables	—	—	(5,039)	274	3,527	(1,238)
Other current assets	(2,509)	(13,737)	(1,363)	(10,306)	24,256	(3,659)
Deferred tax assets	—	—	—	264	—	264
Accounts payable	—	—	21,040	(29,705)	26,753	18,088
Other accounts payable	2,771	936	(673)	(1,119)	(3,527)	(1,612)
Accrued expenses	(93)	(90)	15,407	12,353	(24,381)	3,196
Other current liabilities	—	—	(1,262)	(1,015)	170	(2,107)
Long term other payable	—	—	—	(7)	(2,129)	(2,136)
Payment of severance benefits	—	—	(1,092)	—	—	(1,092)
Other	—	—	(788)	—	—	(788)

Net cash provided by (used in) operating activities before reorganization items	(60)	179	27,124	(8,613)	(2,127)	16,503

Cash used for reorganization items	—	—	(51)	(1,528)	—	(1,579)

Net cash provided by (used in) operating activities	(60)	179	27,073	(10,141)	(2,127)	14,924

Cash flows from investing activities
Proceeds from disposal of plant, property and equipment	—	—	13	—	(9)	4
Purchases of plant, property and equipment	—	—	(887)	(4)	—	(891)
Payment for intellectual property registration	—	—	(152)	—	—	(152)
Decrease in short-term financial instruments	—	—	—	329	—	329
Collection of guarantee deposits	—	—	219	753	—	972
Payment of guarantee deposits	—	—	—	(56)	—	(56)
Other	—	—	3	3	27	33

Net cash provided by (used in) investing activities	—	—	(804)	1,025	18	239

Cash flow from financing activities
Repayment of long-term borrowings	—	(154)	—	—	—	(154)

Net cash used in financing activities	—	(154)	—	—	—	(154)

Effect of exchanges rate on cash and cash equivalents	—	—	655	(10)	2,109	2,754

Net increase (decrease) in cash and cash equivalents	(60)	25	26,924	(9,126)	—	17,763

Cash and cash equivalents
Beginning of the period	136	24	45,443	19,322	—	64,925

End of the period	$76	$49	$72,367	$10,196	$—	$82,688

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and the related notes included elsewhere in this report. This discussion and analysis contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading “Risk Factors” and elsewhere in this report.

Overview

We are a Korea-based designer and manufacturer of analog and mixed-signal semiconductor products for high-volume consumer applications. We believe we have one of the broadest and deepest analog and mixed-signal semiconductor technology platforms in the industry, supported by our 30-year operating history, large portfolio of approximately 2,735 novel registered patents and 740 pending novel patent applications and extensive engineering and manufacturing process expertise. Our business is comprised of three key segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Our Display Solutions products include display drivers that cover a wide range of flat panel displays and multimedia devices. Our Power Solutions products include discrete and integrated circuit solutions for power management in high-volume consumer applications. Our Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services for fabless semiconductor companies that serve the consumer, computing and wireless end markets.

Our wide variety of analog and mixed-signal semiconductor products and manufacturing services combined with our deep technology platform allows us to address multiple high-growth end markets and to rapidly develop and introduce new products and services in response to market demands. Our substantial manufacturing operations in Korea and design centers in Korea and Japan place us at the core of the global consumer electronics supply chain. We believe this enables us to quickly and efficiently respond to our customers’ needs and allows us to better service and capture additional demand from existing and new customers.

To maintain and increase our profitability, we must accurately forecast trends in demand for consumer electronics products that incorporate semiconductor products we produce. We must understand our customers’ needs as well as the likely end market trends and demand in the markets they serve. We must balance the likely manufacturing utilization demand of our product businesses and foundry business to optimize our facilities utilization. We must also invest in relevant research and development activities and manufacturing capacity and purchase necessary materials on a timely basis to meet our customers’ demand while maintaining our target margins and cash flow.

The semiconductor markets in which we participate are highly competitive. The prices of our products tend to decrease regularly over their useful lives, and such price decreases can be significant as new generations of products are introduced by us or our competitors. We strive to offset the impact of declining selling prices for existing products through cost reductions and the introduction of new products that command selling prices above the average selling price of our existing products. In addition, we seek to manage our inventories and manufacturing capacity so as to mitigate the risk of losses from product obsolescence.

Demand for our products and services is driven primarily by overall demand for consumer electronics products and can be adversely affected by periods of weak consumer spending or by market share losses by our customers. To mitigate the impact of market volatility on our business, we seek to address market segments and geographies with higher growth rates than the overall consumer electronics industry. For example, in recent years, we have experienced increasing demand from OEMs and consumers in China and Taiwan relative to overall demand for our products and services. We expect to derive a meaningful portion of our growth from growing demand in such markets. We also expect that new competitors will emerge in these markets that may place increased pressure on the pricing for our products and services, but we believe that we will be able to successfully compete based upon our higher quality products and services and that the impact from the increased competition will be more than offset by increased demand arising from such markets. Further, we believe we are well-positioned competitively as a result of our long operating history, existing manufacturing capacity and our Korea-based operations.

Within our Display Solutions and Power Solutions segments, net sales are driven by design wins in which we or another company is selected by an electronics OEM or other potential customer to supply its demand for a particular product. A customer will often have more than one supplier designed in to multi-source components for a particular product line. Once designed in, we often specify the pricing of a particular product for a set period of time, with periodic discussions and renegotiations of pricing with our customers. In any given period, our net sales depend heavily upon the end-market demand for the goods in which our products are used, the inventory levels maintained by our customers and in some cases, allocation of demand for components for a particular product among selected qualified suppliers.

Within the Semiconductor Manufacturing Services business, net sales are driven by customers’ decisions on which manufacturing services provider to use for a particular product. Most of our semiconductor manufacturing services customers are fabless and depend upon service providers like us to manufacture their products. A customer will often have more than one supplier of manufacturing services; however, they tend to allocate a majority of manufacturing volume to one of their suppliers. We strive to be the primary supplier of manufacturing services to our customers. Once selected as a primary supplier, we often specify the pricing of a particular service on a per wafer basis for a set period of time, with periodic discussions and renegotiations of pricing with our customers. In any given period, our net sales depend heavily upon the end-market demand for the goods in which the products we manufacture for customers are used, the inventory levels maintained by our customers and in some cases, allocation of demand for manufacturing services among selected qualified suppliers.

In contrast to fabless semiconductor companies, our internal manufacturing capacity provides us with greater control over manufacturing costs and the ability to implement process and production improvements which can favorably impact gross profit margins. Our internal manufacturing capacity also allows for better control over delivery schedules, improved consistency over product quality and reliability and improved ability to protect intellectual property from misappropriation. However, having internal manufacturing capacity exposes us to the risk of under-utilization of manufacturing capacity which results in lower gross profit margins, particularly during downturns in the semiconductor industry.

Our products and services require investments in capital equipment. Analog and mixed-signal manufacturing facilities and processes are typically distinguished by the design and process implementation expertise rather than the use of the most advanced equipment. These processes also tend to migrate more slowly to smaller geometries due to technological barriers and increased costs. For example, some of our products use high-voltage technology that requires larger geometries and that may not migrate to smaller geometries for several years, if at all. Additionally, the performance of many of our products is not necessarily dependent on geometry. As a result, our manufacturing base and strategy does not require substantial investment in leading edge process equipment, allowing us to utilize our facilities and equipment over an extended period of time with moderate required capital investments. Generally, incremental capacity expansions in our segment of the market result in more moderate industry capacity expansion as compared to leading edge processes. As a result, this market, and we, specifically, are less likely to experience significant industry overcapacity, which can cause product prices to plunge dramatically. In general, we seek to invest in manufacturing capacity that can be used for multiple high-value applications over an extended period of time. We believe this capital investment strategy enables us to optimize our capital investments and facilitates deeper and more diversified product and service offerings.

Our success going forward will depend upon our ability to adapt to future challenges such as the emergence of new competitors for our products and services or the consolidation of current competitors. Additionally, we must innovate to remain ahead of, or at least rapidly adapt to, technological breakthroughs that may lead to a significant change in the technology necessary to deliver our products and services. We believe that our established relationships and close collaboration with leading customers enhance our visibility into new product opportunities, market and technology trends and improve our ability to meet these challenges successfully. In our Semiconductor Manufacturing Services business, we strive to maintain competitiveness and our position as a primary manufacturing services provider to our customers by offering high value added, unique processes, high flexibility and excellent service.

Recent Changes to Our Business

On April 9, 2010, we completed the sale of $250 million in aggregate principal amount of 10.500% senior notes due 2018, which we refer to as our senior notes. Of the $238.4 million of net proceeds, $130.7 million was used to make a distribution to our equityholders and $61.6 million was used to repay all outstanding borrowings under our term loan. The remaining proceeds of $46.1 million were retained to fund working capital and for general corporate purposes.

In March 2011, we completed an initial public offering, our IPO, of 9,500,000 shares of common stock, and we listed on the NYSE. All shares were sold in the form of depositary shares and each depositary share represented an ownership interest in one share of common stock. Of the 9,500,000 shares, 950,000 shares were newly issued by us and 8,550,000 shares were sold by selling stockholders. All outstanding depositary shares were automatically cancelled on April 24, 2011 and the underlying shares of common stock were issued to the holders of such cancelled depositary shares. We received $12.4 million of net proceeds from the issuance of the new shares of common stock after deducting underwriters’ discounts and commissions, and we did not receive any proceeds from the sale of shares of common stock offered by the selling stockholders. We incurred $10.6 million of IPO expenses that were recorded as decrease of additional paid-in capital in the consolidated balance sheets. Of the $10.6 million, we paid out $6.9 million and $1.0 million for the year ended December 31, 2010 and for the three months ended March 31, 2011, respectively and we estimate payment of $2.7 million of IPO expenses in the remainder of 2011.

Prior to the IPO, our board of directors and the holders of a majority of our outstanding common units converted MagnaChip Semiconductor LLC from a Delaware limited liability company to MagnaChip Semiconductor Corporation, a Delaware corporation. In connection with the corporate conversion, outstanding common units of MagnaChip Semiconductor LLC were automatically converted into shares of common stock of MagnaChip Semiconductor Corporation, outstanding options to purchase common units of MagnaChip Semiconductor LLC were automatically converted into options to purchase shares of common stock of MagnaChip Semiconductor Corporation and outstanding warrants to purchase common units of MagnaChip Semiconductor LLC were automatically converted into warrants to purchase shares of common stock of MagnaChip Semiconductor Corporation, all at a ratio of one share of common stock for eight common units.

Business Segments

We report in three separate business segments because we derive our revenues from three principal business lines: Display Solutions, Power Solutions, and Semiconductor Manufacturing Services. We have identified these segments based on how we allocate resources and assess our performance.

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Display Solutions: Our Display Solutions products include source and gate drivers and timing controllers that cover a wide range of flat panel displays used in LCD televisions and LED televisions and displays, mobile PCs and mobile communications and entertainment devices. Our display solutions support the industry’s most advanced display technologies, such as LTPS and AMOLED, as well as high-volume display technologies such as TFT. Our Display Solutions business represented 39.6% and 42.8% of our net sales for the three months ended March 31, 2011 and March 31, 2010, respectively.

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Power Solutions: Our Power Solutions segment produces power management semiconductor products including discrete and integrated circuit solutions for power management in high-volume consumer applications. These products include MOSFETs, LED drivers, DC-DC converters, analog switches and linear regulators, such as low-dropout regulators, or LDOs. Our power solutions products are designed for applications such as mobile phones, LCD televisions, and desktop computers, and allow electronics manufacturers to achieve specific design goals of high efficiency and low standby power consumption. Going forward, we expect to continue to expand our power management product portfolio. Our Power Solutions business represented 10.9% and 5.0% of our net sales for three months ended March 31, 2011 and March 31, 2010, respectively.

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Semiconductor Manufacturing Services: Our Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services to fabless semiconductor companies that serve the consumer, computing and wireless end markets. We manufacture wafers based on our customers’ product designs. We do not market these products directly to end customers but rather supply manufactured wafers and products to our customers to market to their end customers. We offer approximately 240 process flows to our manufacturing services customers. We also often partner with key customers to jointly develop or customize specialized processes that enable our customers to improve their products and allow us to develop unique manufacturing expertise. Our manufacturing services are targeted at customers who require differentiated, specialty analog and mixed-signal process technologies such as high voltage CMOS, embedded memory and power. These customers typically serve high-growth and high-volume applications in the consumer, computing and wireless end markets. Our Semiconductor Manufacturing Services business represented 49.1% and 51.9% of our net sales for the three months ended March 31, 2011 and March 31, 2010, respectively.

Factors Affecting Our Results of Operations

Net Sales. We derive a majority of our sales (net of sales returns and allowances) from three reportable segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Our product inventory is primarily located in Korea and is available for drop shipment globally. Outside of Korea, we maintain limited product inventory, and our sales representatives generally relay orders to our factories in Korea for fulfillment. We have strategically located our sales and technical support offices near concentrations of major customers. Our sales offices are located in Hong Kong, Japan, Korea, Taiwan, China, the United Kingdom and the United States. Our network of authorized agents and distributors consists of agents in the United States and Europe and distributors and agents in the Asia Pacific region. Our net sales from All other consist principally of rental income.

We recognize revenue when risk and reward of ownership passes to the customer either upon shipment, upon product delivery at the customer’s location or upon customer acceptance, depending on the terms of the arrangement. For the three months ended March 31, 2011 and March 31, 2010, we sold products to over 209 and 217 customers, respectively, and our net sales to our ten largest customers represented 61% and 64% of our net sales. We have a combined production capacity of over 132,000 eight-inch equivalent semiconductor wafers per month. We believe our large-scale, cost-effective fabrication facilities enable us to rapidly adjust our production levels to meet shifts in demand by our end customers.

Gross Profit. Our overall gross profit generally fluctuates as a result of changes in overall sales volumes and in the average selling prices of our products and services. Other factors that influence our gross profit include changes in product mix, the introduction of new products and services and subsequent generations of existing products and services, shifts in the utilization of our manufacturing facilities and the yields achieved by our manufacturing operations, changes in material, labor and other manufacturing costs and variation in depreciation expense. Gross profit varies by our operating segments.

Average Selling Prices. Average selling prices for our products tend to be highest at the time of introduction of new products which utilize the latest technology and tend to decrease over time as such products mature in the market and are replaced by next generation products. We strive to offset the impact of declining selling prices for existing products through our product development activities and by introducing new products that command selling prices above the average selling price of our existing products. In addition, we seek to manage our inventories and manufacturing capacity so as to preclude losses from product and productive capacity obsolescence.

Material Costs. Our cost of sales consists of costs of raw materials, such as silicon wafers, chemicals, gases and tape, packaging supplies, equipment maintenance and depreciation expenses. We use processes that require specialized raw materials, such as silicon wafers, that are generally available from a limited number of suppliers. If demand increases or supplies decrease, the costs of our raw materials could significantly increase.

Labor Costs. A significant portion of our employees are located in Korea. Under Korean labor laws, most employees and certain executive officers with one or more years of service are entitled to severance benefits upon the termination of their employment based on their length of service and rate of pay. As of March 31, 2011, approximately 98% of our employees were eligible for severance benefits.

Depreciation Expense. We periodically evaluate the carrying values of long-lived assets, including property, plant and equipment and intangible assets, as well as the related depreciation periods. At March 31, 2011, we depreciated our property, plant and equipment using the straight-line method over the estimated useful lives of our assets. Depreciation rates vary from 30-40 years on buildings to five to ten years for certain equipment and assets. Our evaluation of carrying values is based on various analyses including cash flow and profitability projections. If our projections indicate that future undiscounted cash flows are not sufficient to recover the carrying values of the related long-lived assets, the carrying value of the assets is impaired and will be reduced, with the reduction charged to expense so that the carrying value is equal to fair value.

Selling Expenses. We sell our products worldwide through a direct sales force as well as a network of sales agents and representatives to OEMs, including major branded customers and contract manufacturers, and indirectly through distributors. Selling expenses consist primarily of the personnel costs for the members of our direct sales force, a network of sales representatives and other costs of distribution. Personnel costs include base salary, benefits and incentive compensation. As incentive compensation is tied to various net sales goals, it will increase or decrease with net sales.

General and Administrative Expenses. General and administrative expenses consist of the costs of various corporate operations, including finance, legal, human resources and other administrative functions. These expenses primarily consist of payroll-related expenses, consulting and other professional fees and office facility-related expenses. Historically, our selling, general and administrative expenses have remained relatively constant as a percentage of net sales, and we expect this trend to continue in the future.

Research and Development. The rapid technological change and product obsolescence that characterize our industry require us to make continuous investments in research and development. Product development time frames vary but, in general, we incur research and development costs one to two years before generating sales from the associated new products. These expenses include personnel costs for members of our engineering workforce, cost of photomasks, silicon wafers and other non-recurring engineering charges related to product design. Additionally, we develop base-line process technology through experimentation and through the design and use of characterization wafers that help achieve commercially feasible yields for new products. The majority of research and development expenses are for process development that serves as a common technology platform for all of our product segments. Consequently, we do not allocate these expenses to individual segments.

Restructuring and Impairment Charges. We evaluate the recoverability of certain long-lived assets and in-process research and development assets on a periodic basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In our efforts to improve our overall profitability in future periods, we have closed or otherwise impaired, and may in the future close or impair, facilities that are underutilized and that are no longer aligned with our long-term business goals.

Interest Expense, Net. Our interest expense was incurred under our outstanding term loan and senior notes. Our term loan bore interest at six-month LIBOR plus 12%, and was minimally offset by interest income on cash balances. In April 2010, we repaid our term loan with a portion of the proceeds from our sale of $250 million in aggregate principal amount of 10.5% senior notes due 2018.

Impact of Foreign Currency Exchange Rates on Reported Results of Operations. Historically, a portion of our revenues and greater than the majority of our operating expenses and costs of sales have been denominated in non-U.S. currencies, principally the Korean won, and we expect that this will remain true in the future. Because we report our results of operations in U.S. dollars converted our non-U.S. revenues and expenses based on monthly average exchange rates, changes in the exchange rate between the Korean won and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. In particular, because of the difference in the amount of our consolidated revenues and expenses that are in U.S. dollars relative to Korean won, depreciation in the U.S. dollar relative to the Korean won could result in a material increase in reported costs relative to revenues, and therefore could cause our profit margins and operating income (loss) to appear to decline materially, particularly relative to prior periods. The converse is true if the U.S. dollar were to appreciate relative to the Korean won. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our stock could be adversely affected.

From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. Our Korean subsidiary enters into foreign currency option, forward and zero cost collar contracts in order to mitigate a portion of the impact of U.S. dollar-Korean won exchange rate fluctuations on our operating results. These foreign currency option, forward and zero cost collar contracts typically require us to sell specified notional amounts in U.S. dollars and provide us the option to sell specified notional amounts in U.S. dollars during successive months to our counterparty in exchange for Korean won at specified exchange rates. Obligations under these foreign currency option, forward and zero cost collar contracts must be cash collateralized if our exposure exceeds certain specified thresholds. These option, forward and zero cost collar contracts may be terminated by the counterparty in a number of circumstances, including if our long-term debt rating falls below B-/B3 or if our total cash and cash equivalents is less than $30 million at the end of a fiscal quarter. We cannot assure you that any hedging technique we implement will be effective. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations.

Foreign Currency Gain or Loss. Foreign currency translation gains or losses on transactions by us or our subsidiaries in a currency other than our or our subsidiaries’ functional currency are included in our statements of operations as a component of other income (expense). A substantial portion of this net foreign currency gain or loss relates to non-cash translation gain or loss related to the principal balance of intercompany borrowings at our Korean subsidiary that are denominated in U.S. dollars. This gain or loss results from fluctuations in the exchange rate between the Korean won and U.S. dollar.

Income Taxes. We record our income taxes in each of the tax jurisdictions in which we operate. This process involves using an asset and liability approach whereby deferred tax assets and liabilities are recorded for differences in the financial reporting bases and tax bases of our assets and liabilities. We exercise significant management judgment in determining our provision for income taxes, deferred tax assets and liabilities. We periodically evaluate our deferred tax assets to ascertain whether it is more likely than not that the deferred tax assets will be realized. Our income tax expense has been low in absolute dollars and as a percentage of net sales principally due to the availability of tax loss carry-forwards and we expect such rate to remain low for at least the next few years.

Our operations are subject to income and transaction taxes in Korea and in multiple foreign jurisdictions. Significant estimates and judgments are required in determining our worldwide provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result.

Capital Expenditures. We invest in manufacturing equipment, software design tools and other tangible and intangible assets for capacity expansion and technology improvement. Capacity expansions and technology improvements typically occur in anticipation of seasonal increases in demand. We typically pay for capital expenditures in partial installments with portions due on order, delivery and final acceptance. Our capital expenditures include our payments for the purchase of property, plant and equipment as well as payments for the registration of intellectual property rights.

Inventories. We monitor our inventory levels in light of product development changes and market expectations. We may be required to take additional charges for quantities in excess of demand, cost in excess of market value and product age. Our analysis may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sales of existing products, product age, customer design activity, customer concentration and other factors. These forecasts require us to estimate our ability to predict demand for current and future products and compare those estimates with our current inventory levels and inventory purchase commitments. Our forecasts for our inventory may differ from actual inventory use.

Principles of Consolidation. Our consolidated financial statements include the accounts of our company and our wholly-owned subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Segments. We operate in three segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Net sales and gross profit for the All other category primarily relate to certain business activities that do not constitute operating or reportable segments.

Results of Operations – Comparison of Three Months Ended March 31, 2011 and 2010

The following table sets forth consolidated results of operations for the three months ended March 31, 2011 and 2010:

	Three Months Ended March 31, 2011		Three Months Ended March 31, 2010
	Amount	% of Net Sales	Amount	% of Net Sales	Change Amount
	(In millions)
Net sales	$187.9	100.0%	$179.5	100.0%	$8.4
Cost of sales	131.4	69.9	130.1	72.5	1.3

Gross profit	56.5	30.1	49.4	27.5	7.1

Selling, general and administrative expenses	15.4	8.2	17.9	10.0	(2.5)
Research and development expenses	18.5	9.8	20.5	11.4	(2.0)
Restructuring and impairment charges	—	—	0.3	0.2	(0.3)
Special charge for IPO incentive	12.1	6.5	—	—	12.1

Operating income	10.4	5.5	10.6	5.9	(0.2)

Interest expense, net	(7.1)	(3.8)	(2.0)	(1.1)	(5.1)
Foreign currency gain, net	21.4	11.4	21.6	12.0	(0.3)
Others	0.2	0.1	(0.1)	—	0.2

	14.4	7.7	19.5	10.9	(5.1)

Income before income taxes	24.8	13.2	30.1	16.8	(5.3)
Income tax expenses (benefits)	2.4	1.3	(1.0)	(0.6)	3.4

Net income	$22.5	12.0%	$31.1	17.3%	$(8.6)

Net Sales

	Three Months Ended March 31, 2011		Three Months Ended March 31, 2010
	Amount	% of Net Sales	Amount	% of Net Sales	Change Amount
	(In millions)
Display Solutions	$74.5	39.6%	$76.7	42.8%	$(2.3)
Power Solutions	20.4	10.9	9.0	5.0	11.4
Semiconductor Manufacturing Services	92.3	49.1	93.2	51.9	(0.9)
All other	0.8	0.4	0.5	0.3	0.3

	$187.9	100.0%	$179.5	100.0%	$8.4

Net sales were $187.9 million for the three months ended March 31, 2011, a $8.4 million, or 4.7%, increase, compared to $179.5 million for the three months ended March 31, 2010. This increase was primarily due to increases in net sales increased for our Power Solutions segment, which was offset in part by a decrease in net sales from our Display Solutions segment and our Semiconductor Manufacturing Services segment.

Display Solutions. Net sales from our Display Solutions segment were $74.5 million for the three months ended March 31, 2011, a $2.3 million, or 3.0%, decrease from $76.7 million for the three months ended March 31, 2010. The decrease was primarily due to a 5.1% sales volume decrease related to lower demand for certain consumer electronics products such as digital televisions, PCs and smart phones.

Power Solutions. Net sales from our Power Solutions segment were $20.4 million for the three months ended March 31, 2011, a $11.4 million, or 125.9%, increase from $9.0 million for the three months ended March 31, 2010. The increase was primarily due to a 69.5% increase in sales volume and a 30.5% increase in average selling prices driven by an improved product mix and higher demand for MOSFET products from existing and new customers as we grew this business.

Semiconductor Manufacturing Services. Net sales from our Semiconductor Manufacturing Services segment were $92.3 million for the three months ended March 31, 2011, a $0.9 million, or 1.0%, decrease compared to net sales of $93.2 million for the three months ended March 31, 2010. This decrease was primarily due to a 4.9% decrease in sales volume for certain product groups.

All Other. Net sales from All other were $0.8 million for the three months ended March 31, 2011, a $0.3 million, or 49.8%, increase compared to $0.5 million for the three months ended March 31, 2010. This increase resulted from the disposal of waste materials.

Net Sales by Geographic Region

The following table sets forth our net sales by geographic region and the percentage of total net sales represented by each geographic region for the three months ended March 31, 2011 and 2010:

	Three Months Ended March 31, 2011		Three Months Ended March 31, 2010
	Amount	% of Net Sales	Amount	% of Net Sales	Change Amount
	(In millions)
Korea	$87.5	46.6%	$97.7	54.4%	$(10.1)
Asia Pacific	57.3	30.5	48.5	27.0	8.8
Japan	13.3	7.1	10.2	5.7	3.1
North America	25.9	13.8	20.4	11.4	5.5
Europe	3.0	1.6	2.8	1.5	0.2
Africa	0.9	0.5	—	—	0.9

	$187.9	100.0%	$179.5	100.0%	$8.4

Net sales in Korea for the three months ended March 31, 2011 decreased from $97.7 million to $87.5 million compared to the three months ended March 31, 2010, or by $10.1 million, or 11.7%, primarily due to decreased demand in the market for Display Solution products.

Gross Profit

	Three Months Ended March 31, 2011		Three Months Ended March 31, 2010
	Amount	% of Net Sales	Amount	% of Net Sales	Change Amount
	(In millions)
Display Solutions	$19.8	26.6%	$14.4	18.8%	$5.4
Power Solutions	2.6	12.6	1.6	17.3	1.0
Semiconductor Manufacturing Services	33.3	36.1	32.8	35.2	0.4
All other	0.8	100.0	0.5	100.0	0.3

	$56.5	30.1%	$49.4	27.5%	$7.1

Total gross profit was $56.5 million for the three months ended March 31, 2011 as compared to $49.4 million for the three months ended March 31, 2010, a $7.1 million, or 14.4%, increase. Gross profit as a percentage of net sales for the three months ended March 31, 2011 was 30.1%, an increase of 2.6% from 27.5% for the three months ended March 31, 2010. This increase in gross margin was primarily attributable to an increase in average selling prices in our Power Solutions segment and our Semiconductor Manufacturing Services segment, a significant volume increase in our Power Solutions segment, an increase in other revenue and a decrease in cost of sales, including a $2.5 million decrease in overhead costs mainly due to a decrease in operating lease expenses which resulted from the expiration of operating lease contracts in September 2010.

Display Solutions. Gross margin for our Display Solutions segment for the three months ended March 31, 2011 increased to 26.6% compared to 18.8% for the three months ended March 31, 2010, primarily due to decreased cost of sales, which decreased by $7.7 million for the three months ended March 31, 2011 compared to the three months ended March 31, 2010. This decrease in cost of sales was primarily due to a $3.3 million decrease in material costs, a $1.2 million decrease in subcontractor costs resulting from a change in product mix where the portion of sales of products requiring less subcontract costs increased and a $3.5 million decrease in other costs, which was mainly due to certain products manufactured at a relatively lower facility utilization at the end of 2009 that were sold during the three months ended March 31, 2010, a $1.2 million increase in depreciation costs and a $1.0 million decrease in overhead costs related to maintenance, repair and supplies expense.

Power Solutions. Gross margin for our Power Solutions segment for the three months ended March 31, 2011 decreased to 12.6% compared to 17.3% for the three months ended March 31, 2010. However, gross profit increased by $1.0 million due to increased sales volume and average selling prices. Cost of sales for the three months ended March 31, 2011 increased by $10.4 million compared to the three months ended March 31, 2010, primarily due to a $2.7 million increase in material costs, a $1.5 million increase in labor costs, a $4.4 million increase in subcontractor costs due to the increased sales volume, and a $0.9 million increase in overhead costs related to maintenance, repair and supplies expense due to improved facilities utilization resulting from our higher net sales.

Semiconductor Manufacturing Services. Gross margin for our Semiconductor Manufacturing Services segment increased to 36.1% in the three months ended March 31, 2011 from 35.2% in the three months ended March 31, 2010. This increase was primarily due to a decrease in cost of sales to a greater extent than a decrease in net sales. Cost of sales for the three months ended March 31, 2011 decreased by $1.4 million compared to the three months ended March 31, 2010, which was primarily attributable to a $2.4 million decrease in overhead costs related to maintenance, repair and supplies expense and a $0.2 million decrease in labor costs, partially offset by a $1.1 million increase in depreciation costs.

All Other. Gross margin for All other remained the same as there was no cost of sales in either period.

Operating Expenses

Selling, General and Administrative Expenses. Selling, general, and administrative expenses were $15.4 million, or 8.2% of net sales, for the three months ended March 31, 2011, compared to $17.9 million, or 10.0% of net sales, for the three months ended March 31, 2010. The decrease of $2.5 million, or 14.0%, was primarily attributable to a $3.0 million decrease in amortization expense and a $0.4 million decrease in outside service fees, primarily due to a decrease in professional fees and related expenses.

Research and Development Expenses. Research and development expenses were $18.5 million, or 9.8% of net sales, for the three months ended March 31, 2011, compared to $20.5 million, or 11.4% of net sales, for the three months ended March 31, 2010. The decrease of $2.0 million, or 9.9%, was due to a $2.6 million decrease in amortization and a $0.3 million decrease in material costs, partially offset by a $0.3 million increase in salaries and related expenses resulting from an annual salary increase, and a $0.2 million increase in outside service fees.

Restructuring and Impairment Charges. Restructuring and impairment charges for the three months ended March 31, 2011 were nil compared to $0.3 million for the three months ended March 31, 2010. Impairment charges for the three months ended March 31, 2010 were related to abandoned in-process research and development projects.

IPO Incentive. We previously stated our intention to use part of the net proceeds from the IPO to make incentive payments to all employees, excluding management. The payment of such employee incentives was contingent upon the consummation of the IPO. We paid the IPO incentives in March 2011.

Operating Income

As a result of the foregoing, operating income decreased by $0.2 million, or 1.5%, in the three months ended March 31, 2011 compared to the three months ended March 31, 2010. As discussed above, the decrease in operating income primarily resulted from a $12.1 million of IPO incentive, which was partially offset by a $7.1 million increase in gross profit and a $2.0 million decrease in research and development expenses.

Other Income (Expense)

Interest Expense, Net. Net interest expense was $7.1 million during the three months ended March 31, 2011, an increase of $5.1 million compared to $2.0 million for the three months ended March 31, 2010. Interest expense for the three months ended March 31, 2011 was mainly incurred under our $250.0 million principal amount of senior notes issued on April 9, 2010 and interest expense for the three months ended March 31, 2010 was incurred under our $61.6 million principal amount of new term loan.

Foreign Currency Gain (Loss), Net. Net foreign currency gain for the three months ended March 31, 2011 was $21.4 million compared to net foreign currency gain of $21.6 million for the three months ended March 31, 2010. A substantial portion of our net foreign currency gain or loss is non-cash translation gain or loss recorded for intercompany borrowings at our Korean subsidiary and is affected by changes in the exchange rate between the Korean won and the U.S. dollar. Foreign currency translation gain from the intercompany borrowings was included in determining our consolidated net income since the intercompany borrowings were not considered long-term investments in nature because management intended to repay these intercompany borrowings at their respective maturity dates. The Korean won to U.S. dollar exchange rates were 1,107.2:1 and 1,130.8:1 using the first base rate as of March 31, 2011 and March 31, 2010, respectively, as quoted by the Korea Exchange Bank.

Others. Majority of others for the three months ended March 31, 2011 and 2010 were gain on valuation of derivatives which were designated as hedging instruments. Gain on valuation of derivatives represents either hedge ineffectiveness or components of changes in fair value of derivatives excluded from the assessments of hedge effectiveness.

Income Tax Expenses. Income tax expenses for the three months ended March 31, 2011 were $2.4 million compared to income tax benefits of $1.0 million for the three months ended March 31, 2010. This increase was primarily attributable to a $1.6 million reversal of liability for an uncertain tax position recorded for the three months ended March 31, 2010 due to the lapse of the applicable statute of limitations. The majority of income tax expenses for the three months ended March 31, 2011 was comprised of $1.5 million of withholding taxes mostly accrued on intercompany interest payments, which would be utilized as foreign tax credits, but due to the uncertainty of utilization, full valuation allowance was recognized, and a $0.5 million income tax effect from the change of deferred tax assets.

Net Income

As a result of the foregoing, net income decreased by $8.6 million, or 27.8%, in the three months ended March 31, 2011 compared to the three months ended March 31, 2010. As discussed above, the decrease in net income was primarily a result of IPO incentive paid in March 2011, an increase in interest expense resulting from the issuance of $250.0 million principal amount of senior notes on April 9, 2010 and a increase in income tax expenses.

Additional Business Metrics Evaluated by Management

Adjusted EBITDA and Adjusted Net Income

We define Adjusted EBITDA as net income (loss) adjusted to exclude (i) depreciation and amortization, (ii) interest expense, net, (iii) income tax expenses (benefits), (iv) restructuring and impairment charges, (v) the increase in cost of sales resulting from the fresh-start inventory accounting step-up, (vi) stock-based compensation expense, (vii) foreign currency gain, net, (viii) derivative valuation loss (gain), net and (ix) one-time incentive payments in connection with our IPO. See the footnotes to the table below for further information regarding these items. We present Adjusted EBITDA as a supplemental measure of our performance because:

•	Adjusted EBITDA eliminates the impact of a number of items that may be either one time or recurring items that we do not consider to be indicative of our core ongoing operating performance;

•	we believe that Adjusted EBITDA is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry;

•	our investor and analyst presentations include Adjusted EBITDA; and

•

we believe that Adjusted EBITDA provides investors with a more consistent measurement of period to period performance of our core operations, as well as a comparison of our operating performance to that of other companies in our industry.

We use Adjusted EBITDA in a number of ways, including:

•	for planning purposes, including the preparation of our annual operating budget;

•	to evaluate the effectiveness of our enterprise level business strategies;

•	in communications with our board of directors concerning our consolidated financial performance; and

•	in certain of our compensation plans as a performance measure for determining incentive compensation payments.

We encourage you to evaluate each adjustment and the reasons we consider them appropriate. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Adjusted EBITDA is not a measure defined in accordance with GAAP and should not be construed as an alternative to cash flows from operating activities or net income, as determined in accordance with GAAP. A reconciliation of net income to Adjusted EBITDA is as follows:

	Successor
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
	(In millions)
Net income	$22.5	$31.1
Adjustments:
Depreciation and amortization	13.9	15.5
Interest expense, net	7.1	2.0
Income tax expenses (benefits)	2.4	(1.0)
Restructuring and impairment charges(a)	—	0.3
Inventory step-up(b)	—	0.9
Stock-based compensation expense(c)	0.6	1.5
Foreign currency gain, net(d)	(21.4)	(21.6)
Derivative valuation loss (gain), net(e)	(0.2)	0.1
One-time IPO incentive(f)	12.1	—

Adjusted EBITDA	$37.1	$28.7

(a)	This adjustment eliminates the impact of restructuring and impairment charges related to $0.3 million of abandoned in-process research for the three months ended March 31, 2010. We do not believe these restructuring and impairment charges are indicative of our core ongoing operating performance because we do not anticipate similar market driven events in our ongoing operations, although we cannot guarantee that similar events will not occur in the future.
(b)	This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.
(c)	This adjustment eliminates the impact of non-cash stock-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses, as supplemental information.
(d)	This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, as supplemental information.

(e)	This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.

(f)	This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with our IPO.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not consider the potentially dilutive impact of issuing stock-based compensation to our management team and employees;

•	Adjusted EBITDA does not reflect the costs of holding certain assets and liabilities in foreign currencies; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

We present Adjusted Net Income as a further supplemental measure of our performance. We prepare Adjusted Net Income by adjusting net income (loss) to eliminate the impact of a number of non-cash expenses and other items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance. We believe that Adjusted Net Income is particularly useful because it reflects the impact of our asset base and capital structure on our operating performance.

We present Adjusted Net Income for a number of reasons, including:

•	we use Adjusted Net Income in communications with our board of directors concerning our consolidated financial performance;

•	we believe that Adjusted Net Income is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry; and

•	our investor and analyst presentations include Adjusted Net Income.

Adjusted Net Income is not a measure defined in accordance with GAAP and should not be construed as an alternative to cash flows from operating activities or net income (loss), as determined in accordance with GAAP. We encourage you to evaluate each adjustment and the reasons we consider them appropriate. Other companies in our industry may calculate Adjusted Net Income differently than we do, limiting its usefulness as a comparative measure. In addition, in evaluating Adjusted Net Income, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. We define Adjusted Net Income as net income (loss) adjusted to exclude (i) restructuring and impairment charges,(ii) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (iii) stock-based compensation expense, (iv) amortization of intangibles, (v) foreign currency gain, net, (vi) derivative valuation loss (gain), net and (vii) one-time incentive payments in connection with our IPO.

The following table summarizes the adjustments to net income that we make in order to calculate Adjusted Net Income for the periods indicated:

	Successor
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
	(In millions)
Net income	$22.5	$31.1
Adjustments:
Restructuring and impairment charges(a)	—	0.3
Inventory step-up(b)	—	0.9
Stock-based compensation expense(c)	0.6	1.5
Amortization of intangibles(d)	2.0	7.7
Foreign currency gain, net(e)	(21.4)	(21.6)
Derivative valuation loss (gain), net(f)	(0.2)	0.1
One-time IPO incentive(g)	12.1	—

Adjusted Net Income	$15.7	$19.9

(a)	This adjustment eliminates the impact of restructuring and impairment charges related to $0.3 million of abandoned in-process research for the three months ended March 31, 2010. We do not believe these restructuring and impairment charges are indicative of our core ongoing operating performance because we do not anticipate similar market driven events in our ongoing operations, although we cannot guarantee that similar events will not occur in the future.
(b)	This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.
(c)	This adjustment eliminates the impact of non-cash stock-based compensation expenses. Although we expect to incur non-cash stock-based compensation expenses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses, as supplemental information.
(d)	This adjustment eliminates the non-cash impact of amortization expense for intangible assets created as a result of the purchase accounting treatment of the acquisition of our business from Hynix Semiconductor, Inc., or Hynix, in October 2004, which we refer to as the Original Acquisition and other subsequent acquisitions, and from the application of fresh-start accounting in connection with the reorganization proceedings. We do not believe these non-cash amortization expenses for intangibles are indicative of our core ongoing operating performance because the assets would not have been capitalized on our balance sheet but for the application of purchase accounting or fresh-start accounting, as applicable.
(e)	This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, as supplemental information.
(f)	This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.
(g)	This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with our IPO.

Adjusted Net Income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted Net Income does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted Net Income does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted Net Income does not consider the potentially dilutive impact of issuing stock-based compensation to our management team and employees;

•	Adjusted Net Income does not reflect the costs of holding certain assets and liabilities in foreign currencies; and

•	other companies in our industry may calculate Adjusted Net Income differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted Net Income should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted Net Income only supplementally.

Liquidity and Capital Resources

Our principal capital requirements are to invest in research and development and capital equipment, to make debt service payments and to fund working capital needs. We calculate working capital as current assets less current liabilities.

Our principal sources of liquidity are our cash and cash equivalents, our cash flows from operations and our financing activities, including $11.4 million of net proceeds from the IPO completed in March 2011. Although we currently anticipate that these sources of liquidity will continue to be sufficient to meet our cash needs for the next twelve months and foreseeable future, we may from time to time in the future require or choose to obtain additional financing. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution. If we need to raise additional funds in the future and are unable to do so or obtain additional financing on unfavorable terms in the future, it is possible we would have to limit certain planned activities including sales and marketing and research and development activities. As of March 31, 2011, our cash and cash equivalents balance was $194.2 million, a $22.0 million increase, compared to $172.2 million as of December 31, 2010. The increase resulted from $19.2 million of cash inflow provided by operating activities and $9.9 million of cash inflow provided by financing activities, which was offset by $7.0 million cash outflow used in investing activities.

Cash Flows from Operating Activities

Cash inflows generated by operating activities totaled $19.2 million for the three months ended March 31, 2011, compared to $14.9 million of cash provided by operating activities in the three months ended March 31, 2010. The increase was primarily attributable to increase in gross profit of $7.1 million resulting from higher net sales. The net operating cash inflow for the three months ended March 31, 2011 reflects our net income of $22.5 million and non-cash adjustments of $(5.5) million which mainly consisted of gain on foreign currency translation and depreciation and amortization, and a decrease in net operating assets of $2.2 million.

Our working capital balance as of March 31, 2011 was $285.7 million compared to $273.6 million as of December 31, 2010. The $12.1 million increase was primarily attributable to a $22.0 million increase in cash and cash equivalents provided by operating activities and financing activities, a $12.0 million increase in accounts receivable due to increase in net sales, which was partially offset by a $15.8 million increase in accounts payable and a $11.1 million increase in accrued expenses.

Cash Flows from Investing Activities

Cash outflow in investing activities totaled $7.0 million in the three months ended March 31, 2011, compared to $0.2 million of cash inflow generated by investing activities in the three months ended March 31, 2010. The increase was primarily due to an increase in capital expenditures of $5.9 million.

Cash Flows from Financing Activities

Cash inflow provided by financing activities totaled $9.9 million for the three months ended March 31, 2011, compared to $0.1 million of cash outflow in financing activities in the three months ended March 31, 2010. In March 2011, we completed the IPO in which an aggregate amount of $133.0 million of our equity securities were sold. Net proceeds from new shares of common stock issued by us from the IPO were $11.4 million, after deducting $1.0 million of IPO expenses paid for the three months ended March 31, 2011 and $0.9 million of underwriters’ discounts and commissions.

Capital Expenditures

We routinely make capital expenditures to enhance our existing facilities and reinforce our global research and development capability.

For the three months ended March 31, 2011, capital expenditures were $6.9 million, a $5.9 million, or 565.8%, increase from $1.0 million in the three months ended March 31, 2010. The increase was due to supporting capacity expansion and technology improvements at our fabrication facilities in anticipation of sales growth.

Seasonality

Our net sales and number of distinct products sold are affected by market variations from quarter to quarter due to business cycles, and resulting product demand, of our customers. Our Display Solutions business typically experiences demand increases in the third and fourth calendar quarters due to increased holiday demand for the consumer products that serve as the end markets for our products. During the first quarter, by contrast, consumer products manufacturers generally reduce orders in order to reduce excess inventory remaining from the holiday season. In our Semiconductor Manufacturing Services business, the supply-demand cycle is usually one quarter ahead of the broader semiconductor market due to lead time from wafer input to shipment to our customers, so the demand for these products tends to peak in the third quarter and is slower in the fourth and first quarters.

Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2011:

	Payments Due by Period
	Total	Remainder of 2011	2012	2013	2014	2015	Thereafter
	(In millions)
Senior notes(1)	$446.9	$26.3	$26.3	$26.3	$26.3	$26.3	$315.6
Capital lease(2)	8.0	4.7	3.3	—	—	—	—
Operating lease(2)	52.9	5.8	4.2	2.1	2.0	2.0	36.9
Others(3)	9.3	4.2	4.8	0.3	—	—	—

(1)	$250 million aggregate principal amount as well as interest payments of senior notes issued in April 2010, which bear interest at a rate of 10.5% per annum and mature in 2018.
(2)	Assumes constant currency exchange rate for Korean won to U.S. dollars of 1,107.2:1.
(3)	Includes license agreements and other contractual obligations.

The indenture relating to our $250 million senior notes contains covenants that limit our ability and the ability of our restricted subsidiaries to: (i) declare or pay any dividend or make any payment or distribution on account of or purchase or redeem our capital stock or equity interests of our restricted subsidiaries; (ii) make any principal payment on, or redeem or repurchase, prior to any scheduled repayment, sinking fund payment or maturity, any subordinated indebtedness; (iii) make certain investments, including capital expenditures; (iv) incur additional indebtedness and issue certain types of capital stock; (v) create or incur any lien (except for permitted liens) that secures obligations under any indebtedness or related guarantee; (vi) merge with or into or sell all or substantially all of our assets to other companies; (vii) enter into certain types of transactions with affiliates; (viii) guarantee the payment of any indebtedness; (ix) enter into sale-leaseback transactions; (x) enter into agreements that would restrict the ability of the restricted subsidiaries to make distributions with respect to their equity, to make loans to us or other restricted subsidiaries or to transfer assets to us or other restricted subsidiaries; and (xi) designate unrestricted subsidiaries.

We lease equipment for manufacturing and research and development purposes. These leases are accounted for as capital leases as the ownership of the equipment will be transferred to us upon expiration of the lease terms or we have bargain purchase options at the end of the lease terms.

We lease land, office space and equipment under various operating lease agreements that expire through 2034.

We follow ASC guidance on uncertain tax positions. Our unrecognized tax benefits totaled $3.1 million as of March 31, 2011. These unrecognized tax benefits have been excluded from the above table because we cannot estimate the period of cash settlement with the respective taxing authorities.

Critical Accounting Policies and Estimates

Preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in our consolidated financial statements and accompanying notes.

We believe that our significant accounting policies are critical due to the fact that they involve a high degree of judgment and estimates about the effects of matters that are inherently uncertain. We base these estimates and judgments on historical experience, knowledge of current conditions and other assumptions and information that we believe to be reasonable. Estimates and assumptions about future events and their effects cannot be determined with certainty. Accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which we operate changes.

Revenue Recognition and Accounts Receivable Valuation

Our revenue is primarily derived from the sale of semiconductor products that we design and the manufacture of semiconductor wafers for third parties. We recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered and title and risk of loss have transferred, the price is fixed and determinable and collection of resulting receivables is reasonably assured.

We recognize revenue upon shipment, upon delivery of the product at the customer’s location or upon customer acceptance depending on terms of the arrangements, when the risks and rewards of ownership have passed to the customer. Certain sale arrangements include customer acceptance provisions that require written notification of acceptance within the pre-determined period from the date of delivery of the product. If the pre-determined period has ended without written notification, customer acceptance is deemed to have occurred pursuant to the underlying sales arrangements. In such cases, we recognize revenue the earlier of the written notification or the pre-determined period from date of delivery. Specialty semiconductor manufacturing services are performed pursuant to manufacturing agreements and purchase orders. Standard products are shipped and sold based upon purchase orders from customers. Our revenue recognition policy is consistent across our product lines, marketing venues and all geographic areas. All amounts billed to a customer related to shipping and handling are classified as sales, while all costs incurred by us for shipping and handling are classified as expenses. We currently manufacture a substantial portion of our products internally at our wafer fabrication facilities. In the future, we expect to rely, to some extent, on outside wafer foundries for additional capacity and advanced technologies.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payment. If the financial condition of our customers were to deteriorate, additional allowances may be required. The establishment of reserves for sales discounts is based on management judgments that require significant estimates of a variety of factors, including forecasted demand, returns and industry pricing assumptions.

Accrual of Warranty Cost

We record warranty liabilities for the estimated costs that may be incurred under limited warranties. Our warranties generally cover product defects based on compliance with our specifications and are normally applicable for twelve months from the date of product delivery. These liabilities are accrued when revenues are recognized. Warranty costs include the costs to replace the defective products. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on those repairs and the cost per claim to satisfy our warranty obligations. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

Inventory Valuation

Inventories are valued at the lower of cost or market, using the average method, which approximates the first in, first out method. Because of the cyclical nature of the semiconductor industry, changes in inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value. When there is a difference in the carrying value and the net realizable value the difference is recognized as a loss on valuation of inventories within cost of sales. We estimate the net realizable value for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions.

We employ a variety of methodologies to determine the amount of inventory reserves necessary. While a portion of the reserve is determined based upon the age of inventory and lower of cost or market calculations, an element of the reserve is subject to significant judgments made by us about future demand for our inventory. For example, reserves are established for excess inventory based on inventory levels in excess of six months of projected demand, as judged by management, for each specific product. If actual demand for our products is less than our estimates, additional reserves for existing inventories may need to be recorded in future periods.

In addition, as prescribed in ASC guidance on inventory costs, the cost of inventories is determined based on the normal capacity of each fabrication facility. If the capacity utilization is lower than a level that management believes to be normal, the fixed overhead costs per production unit which exceed those which would be incurred when the fabrication facilities are running under normal capacity are charged to cost of sales rather than capitalized as inventories.

Long-Lived Assets

We assess long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. Recoverability of assets that will continue to be used in our operations is measured by comparing the carrying value of the asset group to our estimate of the related total future undiscounted net cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the asset group is considered to be impaired. The impairment is measured by the difference between the asset group’s carrying value and its fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique.

Impairments of long-lived assets are determined for groups of assets related to the lowest level of identifiable independent cash flows. We must make subjective judgments in determining the independent cash flows that can be related to specific asset groupings. Additionally, an evaluation of impairment of long-lived assets requires estimates of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual future operating results and the remaining economic lives of our long-lived assets could differ from the estimates used in assessing the recoverability of these assets.

Intangible Assets

The fair value of our in-process research and development, or IPR&D, was recorded in connection with fresh-start reporting on October 25, 2009 and was determined based on the present value of each research project’s projected cash flows using an income approach. Future cash flows are predominately based on the net income forecast of each project, consistent with historical pricing, margins and expense levels of similar products. Revenues are estimated based on relevant market size and growth factors, expected industry trends and individual project life cycles. The resulting cash flows are then discounted at a rate approximating our weighted average cost of capital.

IPR&D is considered an indefinite-lived intangible asset and is not subject to amortization. IPR&D assets must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the IPR&D asset with its carrying amount. If the carrying amount of the IPR&D asset exceeds its fair value, an impairment loss must be recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the IPR&D asset will be its new accounting basis. Subsequent reversal of a previously recognized impairment loss is prohibited. The initial determination and subsequent evaluation for impairment of the IPR&D asset requires management to make significant judgments and estimates. Once the IPR&D projects have been completed, the useful life of the IPR&D asset is determined and amortized accordingly.

Technology, customer relationships and intellectual property assets are considered definite-lived assets and are amortized on a straight-line basis over their respective useful lives, ranging from 4 to 10 years.

Income Taxes

We account for income taxes in accordance with ASC guidance addressing accounting for income taxes. The guidance requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and expiration of tax credits and net operating loss carry-forwards. We established valuation allowances for deferred tax assets at most of our subsidiaries since, other than with respect to one particular subsidiary, it is not more likely than not that a majority of the deferred tax assets will be realizable. The valuation allowance at this particular subsidiary was not established since it is more likely than not that the deferred tax assets at this subsidiary will be realizable based on the current prospects for its future taxable income.

Changes in our evaluation of our deferred income tax assets from period to period could have a significant effect on our net operating results and financial condition.

In addition, beginning January 1, 2007, we account for uncertainties related to income taxes in compliance with ASC guidance on uncertain tax positions. Under this guidance, we evaluate our tax positions taken or expected to be taken in a tax return for recognition and measurement on our consolidated financial statements. Only those tax positions that meet the “more likely than not” threshold are recognized on the consolidated financial statements at the largest amount of benefit that has a greater than 50 percent likelihood of ultimately being realized. Assumptions, judgment and the use of estimates are required in determining if the “more likely than not” standard has been met when developing the provision for income taxes. A change in the assessment of the “more likely than not” standard could materially impact our consolidated financial statements.

Accounting for Stock-based Compensation

In 2006, we adopted ASC guidance addressing accounting for unit-based compensation based on a fair value method. Under this guidance, unit-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. We use the Black-Scholes option pricing model to value unit options. In developing assumptions for fair value calculation under the guidance, we use estimates based on historical data and market information. A small change in the assumptions used in the estimate can cause a relatively significant change in the fair value calculation.

The determination of the fair value of our common units on each grant date was a two-step process. First, management estimated our enterprise value in consultation with such advisers as we deemed appropriate. Second, this business enterprise value was allocated to all sources of capital invested in us based on each type of security’s respective rights and claims to our total business enterprise value. This allocation included a calculation of the fair value of our common units on a non-marketable basis. The business enterprise value was determined based on an income approach and a market approach using the revenue multiples of comparable companies, giving appropriate weight to each approach. The income approach was based on the discounted cash flow method and an estimated weighted average cost of capital.

Determination of the fair value of our common units involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our units and our operating history and prospects at the time of grant. If we make different judgments or adopt different assumptions, material differences could result in the amount of the share-based compensation expenses recorded because the estimated fair value of the underlying units for the options granted would be different.

Cash Flow Hedges

We are exposed to non-functional currency denominated cash flow fluctuations in connection with third party sales. We use foreign currency forward and option contracts to hedge certain of these risks. Throughout the term of the designated cash flow hedge relationship, but at least quarterly, a retrospective evaluation and prospective assessment of hedge effectiveness is performed. Designated components of our derivative instruments’ gains or losses are included in the assessment of hedge effectiveness. In conjunction with our effectiveness testing, we also evaluate ineffectiveness associated with the hedge relationship. Resulting ineffectiveness, if any, is recognized immediately in our consolidated statements of operations.

We record the fair value of our foreign currency derivative contracts qualifying for cash flow hedge accounting treatment in our consolidated balance sheet with the effective portion of the related gain or loss on those contracts deferred in stockholders’ equity as a component of accumulated other comprehensive income. These deferred gains or losses are recognized in our consolidated statements of operations in the same period in which the underlying hedged sales transactions are recognized and on the same line item as the underlying hedged items. However, in the event the relationship is no longer effective, we recognize the change in the fair value of the hedging derivative instrument from the date the hedging derivative instrument becomes no longer effective immediately in the consolidated statements of operations.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), which amends the disclosure requirements of ASC 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) as of January 1, 2010. ASU 2010-06 requires new disclosures for any transfers of fair value into and out of Level 1 and 2 fair value measurements and separate presentation of purchases, sales, issuances and settlements within the reconciliation of Level 3 unobservable inputs. We previously adopted ASC 820 on January 1, 2008 and January 1, 2009 for financial assets and liabilities and for nonfinancial assets and liabilities, respectively. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the Level 3 reconciliation which is effective for annual and interim periods beginning after December 15, 2010. The adoption of ASU 2010-06 as of January 1, 2010 did not have a material effect on our financial condition or results of operations. The adoption of ASU 2010-06 in relation to the Level 3 reconciliation as of January 1, 2011 also did not have a material impact on our financial condition or results of operations.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the market risk that the value of a financial instrument will fluctuate due to changes in market conditions, primarily from changes in foreign currency exchange rates and interest rates. In the normal course of our business, we are subject to market risks associated with interest rate movements and currency movements on our assets and liabilities.

Foreign Currency Exposures

We have exposure to foreign currency exchange rate fluctuations on net income from our subsidiaries denominated in currencies other than U.S. dollars, as our foreign subsidiaries in Korea, Taiwan, China, Japan and Hong Kong use local currency as their functional currency. From time to time these subsidiaries have cash and financial instruments in local currency. The amounts held in Japan, Taiwan, Hong Kong and China are not material in regards to foreign currency movements. However, based on the cash and financial instruments balance at March 31, 2011 for our Korean subsidiary, a 10% devaluation of the Korean won against the U.S. dollar would have resulted in a decrease of $2.9 million in our U.S. dollar financial instruments and cash balances. Based on the Japanese yen cash balance at March 31, 2011 for our Korean subsidiary, a 10% devaluation of the Japanese yen against the U.S. dollar would have resulted in a decrease of $0.1 million in our U.S. dollar cash balance.

Interest Rate Exposures

On April 9, 2010, we completed the sale of $250 million in aggregate principal amount of 10.5% senior notes due 2018. The $61.6 million of total outstanding borrowings under our term loan was repaid on the same date. The $250 million 10.5% senior notes due 2018 are subject to changes in fair value due to interest rate changes. If the market interest rate increases by 10% and all other variables were held constant from their levels at March 31, 2011, we estimate that the fair value of this fixed rate note would decrease by $12.5 million and we would have additional interest expense costs over the market rate of $1.2 million (on a 360-day basis). If the market interest rate decreased by 10% and all other variables were held constant from their levels at March 31, 2011, we estimate that the fair value of this fixed rate note would increase by $13.4 million and we would have a reduction in interest expense costs over the market rate of $1.4 million (on a 360-day basis).

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management’s evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, was performed under the supervision and with the participation of our senior management, including our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial and accounting officer). The purpose of disclosure controls and procedures is to ensure that information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our CEO and CFO, to allow timely decisions regarding required disclosures.

Our management, including our Chief Executive Officer and Chief Financial Officer, concluded that the controls and procedures were effective as of March 31, 2011 to ensure that material information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1A.	Risk Factors.

You should carefully consider the risk factors set forth below as well as the other information contained in this report. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. As a result, the price of our common stock could decline and you could lose all or part of your investment in our common stock. Additional risks and uncertainties not currently known to us or those currently viewed by us to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

We have a history of losses and may not achieve or sustain profitability in the future.

Since we began operations as a separate entity in 2004, we have not generated a profit for a full fiscal year and have generated significant net losses. As of October 25, 2009, prior to our emergence from reorganization proceedings, we had an accumulated deficit of $964.8 million and negative stockholders’ equity. We may increase spending and we currently expect to incur higher expenses in each of the next several quarters to support increased research and development and sales and marketing efforts. These expenditures may not result in increased revenue or an increase in the number of customers immediately or at all. Because many of our expenses are fixed in the short term, or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales.

We emerged from Chapter 11 reorganization proceedings; because our consolidated financial statements reflect fresh-start accounting adjustments, our future consolidated financial statements will not be comparable in many respects to our financial information from prior periods.

On June 12, 2009, we filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in order to obtain relief from our debt, which was $845 million as of December 31, 2008. Our plan of reorganization became effective on November 9, 2009. In connection with our emergence from the reorganization proceedings, we implemented fresh-start accounting in accordance with ASC 852 effective from October 25, 2009, which had a material effect on our consolidated financial statements. Thus, our future consolidated financial statements will not be comparable in many respects to our consolidated financial statements for periods prior to our adoption of fresh-start accounting and prior to accounting for the effects of the reorganization proceedings. Our past financial difficulties and bankruptcy filing may have harmed, and may continue to have a negative effect on, our relationships with investors, customers and suppliers.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns that may negatively impact our results of operations.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general and in our business in particular. Periods of industry downturns, including the recent economic downturn, have been characterized by diminished demand for end-user products, high inventory levels, underutilization of manufacturing capacity, changes in revenue mix and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience renewed, and possibly more severe and prolonged, downturns in the future as a result of such cyclical changes. This may reduce our results of operations.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses is relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter.

If we fail to develop new products and process technologies or enhance our existing products and services in order to react to rapid technological change and market demands, our business will suffer.

Our industry is subject to constant and rapid technological change and product obsolescence as customers and competitors create new and innovative products and technologies. Products or technologies developed by other companies may render our products or technologies obsolete or noncompetitive, and we may not be able to access advanced process technologies, including smaller geometries, or to license or otherwise obtain essential intellectual property required by our customers.

We must develop new products and services and enhance our existing products and services to meet rapidly evolving customer requirements. We design products for customers who continually require higher performance and functionality at lower costs. We must, therefore, continue to enhance the performance and functionality of our products. The development process for these advancements is lengthy and requires us to accurately anticipate technological changes and market trends. Developing and enhancing these products is uncertain and can be time-consuming, costly and complex. If we do not continue to develop and maintain process technologies that are in demand by our semiconductor manufacturing services customers, we may be unable to maintain existing customers or attract new customers.

Customer and market requirements can change during the development process. There is a risk that these developments and enhancements will be late, fail to meet customer or market specifications or not be competitive with products or services from our competitors that offer comparable or superior performance and functionality. Any new products, such as our expanding line of power management solutions, or product or service enhancements, may not be accepted in new or existing markets. Our business will suffer if we fail to develop and introduce new products and services or product and service enhancements on a timely and cost-effective basis.

We manufacture our products based on our estimates of customer demand, and if our estimates are incorrect our financial results could be negatively impacted.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements – based on our estimates of customer demand and expected demand for and success of their products. The short-term nature of commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately future customer demand for our products. On occasion, customers may require rapid increases in supply, which can challenge our production resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers’ increased demand for our products. Conversely, downturns in the semiconductor industry have caused and may in the future cause our customers to reduce significantly the amount of products they order from us. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand would decrease our results of operations, including our gross profit.

Our customers may cancel their orders, reduce quantities or delay production, which would adversely affect our margins and results of operations.

We generally do not obtain firm, long-term purchase commitments from our customers. Customers may cancel their orders, reduce quantities or delay production for a number of reasons. Cancellations, reductions or delays by a significant customer or by a group of customers, which we have experienced as a result of periodic downturns in the semiconductor industry or failure to achieve design wins, have affected and may continue to affect our results of operations adversely. These risks are exacerbated because many of our products are customized, which hampers our ability to sell excess inventory to the general market. We may incur charges resulting from the write-off of obsolete inventory. In addition, while we do not obtain long-term purchase commitments, we generally agree to the pricing of a particular product over a set period of time. If we underestimate our costs when determining pricing, our margins and results of operations would be adversely affected.

We depend on high utilization of our manufacturing capacity, a reduction of which could have a material adverse effect on our business, financial condition and the results of our operations.

An important factor in our success is the extent to which we are able to utilize the available capacity in our fabrication facilities. As many of our costs are fixed, a reduction in capacity utilization, as well as changes in other factors, such as reduced yield or unfavorable product mix, could reduce our profit margins and adversely affect our operating results. A number of factors and circumstances may reduce utilization rates, including periods of industry overcapacity, low levels of customer orders, operating inefficiencies, mechanical failures and disruption of operations due to expansion or relocation of operations, power interruptions and fire, flood or other natural disasters or calamities. The potential delays and costs resulting from these steps could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales comes from a relatively limited number of customers, the loss of which would adversely affect our financial results.

Historically, we have relied on a limited number of customers for a substantial portion of our total revenue. If we were to lose key customers or if customers cease to place orders for our high-volume products or services, our financial results would be adversely affected. Net sales to our ten largest customers represented 61%, 63%, 66% and 69% of our net sales for the three months ended March 31, 2011, the year ended December 31, 2010, the two-month period ended December 31, 2009, the ten-month period ended October 25, 2009, respectively. LG Display represented 14% and 16% of our net sales and a substantial portion of the net sales generated by our top ten customers for the three months ended March 31, 2011 and the year ended December 31, 2010. Significant reductions in sales to any of these customers, especially our few largest customers, the loss of other major customers or a general curtailment in orders for our high-volume products or services within a short period of time would adversely affect our business

The average selling prices of our semiconductor products have at times declined rapidly and will likely do so in the future, which could harm our revenue and gross profit.

The semiconductor products we develop and sell are subject to rapid declines in average selling prices. From time to time, we have had to reduce our prices significantly to meet customer requirements, and we may be required to reduce our prices in the future. This would cause our gross profit to decrease. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs or developing new or enhanced products on a timely basis with higher selling prices or gross profit.

Our industry is highly competitive and our ability to compete could be negatively impacted by a variety of factors.

The semiconductor industry is highly competitive and includes hundreds of companies, a number of which have achieved substantial market share both within our product categories and end markets. Current and prospective customers for our products and services evaluate our capabilities against the merits of our competitors. Some of our competitors are well established as independent companies and have substantially greater market share and manufacturing, financial, research and development and marketing resources than we do. We also compete with emerging companies that are attempting to sell their products in certain of our end markets and with the internal semiconductor design and manufacturing capabilities of many of our significant customers. We expect to experience continuing competitive pressures in our markets from existing competitors and new entrants.

Any consolidation among our competitors could enhance their product offerings and financial resources, further enhancing their competitive position. Our ability to compete will depend on a number of factors, including the following:

•	our ability to offer cost-effective and high quality products and services on a timely basis using our technologies;

•	our ability to accurately identify and respond to emerging technological trends and demand for product features and performance characteristics;

•	our ability to continue to rapidly introduce new products that are accepted by the market;

•	our ability to adopt or adapt to emerging industry standards;

•	the number and nature of our competitors and competitiveness of their products and services in a given market;

•	entrance of new competitors into our markets;

•	our ability to enter the highly competitive power management market; and

•	our ability to continue to offer in demand semiconductor manufacturing services at competitive prices.

Many of these factors are outside of our control. In the future, our competitors may replace us as a supplier to our existing or potential customers, and our customers may satisfy more of their requirements internally. As a result, we may experience declining revenues and results of operations.

Changes in demand for consumer electronics in our end markets can impact our results of operations.

Demand for our products will depend in part on the demand for various consumer electronics products, in particular, mobile phones and multimedia devices, digital televisions, flat panel displays, mobile PCs and digital cameras, which in turn depends on general economic conditions and other factors beyond our control. If our customers fail to introduce new products that employ our products or component parts, demand for our products will suffer. To the extent that we cannot offset periods of reduced demand that may occur in these markets through greater penetration of these markets or reduction in our production and costs, our sales and gross profit may decline, which would negatively impact our business, financial condition and results of operations.

If we fail to achieve design wins for our semiconductor products, we may lose the opportunity for sales to customers for a significant period of time and be unable to recoup our investments in our products.

We expend considerable resources on winning competitive selection processes, known as design wins, to develop semiconductor products for use in our customers’ products. These selection processes are typically lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Once a customer designs a semiconductor into a product, that customer is likely to continue to use the same semiconductor or enhanced versions of that semiconductor from the same supplier across a number of similar and successor products for a lengthy period of time due to the significant costs associated with qualifying a new supplier and potentially redesigning the product to incorporate a different semiconductor. If we fail to achieve an initial design win in a customer’s qualification process, we may lose the opportunity for significant sales to that customer for a number of products and for a lengthy period of time. This may cause us to be unable to recoup our investments in our semiconductor products, which would harm our business.

We have lengthy and expensive design-to-mass production and manufacturing process development cycles that may cause us to incur significant expenses without realizing meaningful sales, the occurrence of which would harm our business.

The cycle time from the design stage to mass production for some of our products is long and requires the investment of significant resources with many potential customers without any guarantee of sales. Our design-to-mass production cycle typically begins with a three-to-twelve month semiconductor development stage and test period followed by a three-to-twelve month end-product qualification period by our customers. The fairly lengthy front end of our sales cycle creates a risk that we may incur significant expenses but may be unable to realize meaningful sales. Moreover, prior to mass production, customers may decide to cancel their products or change production specifications, resulting in sudden changes in our product specifications, increasing our production time and costs. Failure to meet such specifications may also delay the launch of our products or result in lost sales.

In addition, we collaborate and jointly develop certain process technologies and manufacturing process flows custom to certain of our semiconductor manufacturing services customers. To the extent that our semiconductor manufacturing services customers fail to achieve market acceptance for their products, we may be unable to recoup our engineering resources commitment and our investment in process technology development, which would harm our business.

Research and development investments may not yield profitable and commercially viable product and service offerings and thus will not necessarily result in increases in revenues for us.

We invest significant resources in our research and development. Our research and development efforts, however, may not yield commercially viable products or enhance our semiconductor manufacturing services offerings. During each stage of research and development there is a substantial risk that we will have to abandon a potential product or service offering that is no longer marketable and in which we have invested significant resources. In the event we are able to develop viable new products or service offerings, a significant amount of time will have elapsed between our investment in the necessary research and development effort and the receipt of any related revenues.

We face numerous challenges relating to executing our growth strategy, and if we are unable to execute our growth strategy effectively, our business and financial results could be materially and adversely affected.

Our growth strategy is to leverage our advanced analog and mixed-signal technology platform, continue to innovate and deliver new products and services, increase business with existing customers, broaden our customer base, aggressively grow our power business, drive execution excellence and focus on specialty process technologies. As part of our growth strategy, we began marketing a line of power management semiconductor products in 2008 and expect to introduce other new products and services in the future. If we are unable to execute our growth strategy effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. Moreover, if our allocation of resources does not correspond with future demand for particular products, we could miss market opportunities and our business and financial results could be materially and adversely affected.

We are subject to risks associated with currency fluctuations, and changes in the exchange rates of applicable currencies could impact our results of operations.

Historically, a portion of our revenues and greater than the majority of our operating expenses and costs of sales have been denominated in non-U.S. currencies, principally the Korean won, and we expect that this will remain true in the future. Because we report our results of operations in U.S. dollars, changes in the exchange rate between the Korean won and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. In particular, because of the difference in the amount of our consolidated revenues and expenses that are in U.S. dollars relative to Korean won, a depreciation in the U.S. dollar relative to the Korean won could result in a material increase in reported costs relative to revenues, and therefore could cause our profit margins and operating income to appear to decline materially, particularly relative to prior periods. The converse is true if the U.S. dollar were to appreciate relative to the Korean won. Foreign currency fluctuations had an unfavorable impact on our reported profit margins and operating income from operations for the three months ended March 31, 2011 compared to the three months ended March 31, 2010. As a result of foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our stock or the price of our outstanding senior notes could be adversely affected.

From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. Our Korean subsidiary enters into foreign currency option, forward, and zero cost collar contracts in order to mitigate a portion of the impact of U.S. dollar-Korean won exchange rate fluctuations on our operating results. These foreign currency option, forward, and zero cost collar contracts typically require us to sell specified notional amounts in U.S. dollars and provide us the option to sell specified notional amounts in U.S. dollars during successive months to our counterparty in exchange for Korean won at specified exchange rates. Obligations under these foreign currency option, forward and zero cost collar contracts must be cash collateralized if our exposure exceeds certain specified thresholds. These option, forward and zero cost collar contracts may be terminated by the counterparty in a number of circumstances, including if our long-term debt rating falls below B-/B3 or if our total cash and cash equivalents is less than $30 million at the end of a fiscal quarter. We cannot assure you that any hedging technique we implement will be effective. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations. See “Part I: Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting our Results of Operations” for further details.

The global recession and related financial crisis negatively affected our business. Poor economic conditions may negatively affect our future business, results of operations and financial condition.

The global recession and related financial crisis led to slower economic activity, increased unemployment, concerns about inflation and energy costs, decreased business and consumer confidence, reduced corporate profits and capital spending, adverse business conditions and lower levels of liquidity in many financial markets. Consumers and businesses deferred purchases in response to tighter credit and negative financial news, which has in turn negatively affected product demand and other related matters. The global recession led to reduced customer spending in the semiconductor market and in our target markets, made it difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and caused U.S. and foreign businesses to slow spending on our products. Although recently there have been indications of improved economic conditions generally and in the semiconductor industry specifically, we cannot assure you of the extent to which such conditions will continue to improve or whether the improvement will be sustainable. If the global economic recovery is not sustained or the global economy experiences another recession, such adverse economic conditions could lead to the insolvency of key suppliers resulting in product delays, limit the ability of customers to obtain credit to finance purchases of our products, lead to customer insolvencies, and also result in counterparty failures that may negatively impact our treasury operations. As a result, our business, financial condition and result of operations could be materially adversely affected in future periods as a result of economic downturns.

The loss of our key employees would materially adversely affect our business, and we may not be able to attract or retain the technical or management employees necessary to compete in our industry.

Our key executives have substantial experience and have made significant contributions to our business, and our continued success is dependent upon the retention of our key management executives, including our Chief Executive Officer and Chairman, Sang Park. The loss of such key personnel would have a material adverse effect on our business. In addition, our future success depends on our ability to attract and retain skilled technical and managerial personnel. We do not know whether we will be able to retain all of these employees as we continue to pursue our business strategy. The loss of the services of key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel could have a material adverse effect on our business, financial condition and results of operations. This could hinder our research and product development programs or otherwise have a material adverse effect on our business.

If we encounter future labor problems, we may fail to deliver our products and services in a timely manner, which could adversely affect our revenues and profitability.

As of March 31, 2011, 2,195 employees, or approximately 64.6% of our employees, were represented by the MagnaChip Semiconductor Labor Union, which is a member of the Federation of Korean Metal Workers Trade Unions. We can offer no assurance that issues with the labor union and other employees will be resolved favorably for us in the future, that we will not experience work stoppages or other labor problems in future years or that we will not incur significant expenses related to such issues.

We may incur costs to engage in future business combinations or strategic investments, and we may not realize the anticipated benefits of those transactions.

As part of our business strategy, we may seek to enter into business combinations, investments, joint ventures and other strategic alliances with other companies in order to maintain and grow revenue and market presence as well as to provide us with access to technology, products and services. Any such transaction would be accompanied by risks that may harm our business, such as difficulties in assimilating the operations, personnel and products of an acquired business or in realizing the projected benefits, disruption of our ongoing business, potential increases in our indebtedness and contingent liabilities and charges if the acquired company or assets are later determined to be worth less than the amount paid for them in an earlier original acquisition. In addition, our indebtedness may restrict us from making acquisitions that we may otherwise wish to pursue.

The failure to achieve acceptable manufacturing yields could adversely affect our business.

The manufacture of semiconductors involves highly complex processes that require precision, a highly regulated and sterile environment and specialized equipment. Defects or other difficulties in the manufacturing process can prevent us from achieving acceptable yields in the manufacture of our products or those of our semiconductor manufacturing services customers, which could lead to higher costs, a loss of customers or delay in market acceptance of our products. Slight impurities or defects in the photomasks used to print circuits on a wafer or other factors can cause significant difficulties, particularly in connection with the production of a new product, the adoption of a new manufacturing process or any expansion of our manufacturing capacity and related transitions. We may also experience manufacturing problems in achieving acceptable yields as a result of, among other things, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies. Yields below our target levels can negatively impact our gross profit and may cause us to eliminate underperforming products.

We rely on a number of independent subcontractors and the failure of any of these independent subcontractors to perform as required could adversely affect our operating results.

A substantial portion of our net sales are derived from semiconductor devices assembled in packages or on film. The packaging and testing of semiconductors require technical skill and specialized equipment. For the portion of packaging and testing that we outsource, we use subcontractors located in Korea, China, Taiwan, Malaysia and Thailand. We rely on these subcontractors to package and test our devices with acceptable quality and yield levels. We could be adversely affected by political disorders, labor disruptions, and natural disasters where our subcontractors are located. If our semiconductor packagers and test service providers experience problems in packaging and testing our semiconductor devices, experience prolonged quality or yield problems or decrease the capacity available to us, our operating results could be adversely affected.

We depend on successful parts and materials procurement for our manufacturing processes, and a shortage or increase in the price of these materials could interrupt our operations and result in a decline of revenues and results of operations.

We procure materials and electronic and mechanical components from international sources and original equipment manufacturers. We use a wide range of parts and materials in the production of our semiconductors, including silicon, processing chemicals, processing gases, precious metals and electronic and mechanical components, some of which, such as silicon wafers, are specialized raw materials that are generally only available from a limited number of suppliers. We do not have long-term agreements providing for all of these materials, thus, if demand increases or supply decreases for any reason, the costs of our raw materials could significantly increase. For example, worldwide supplies of silicon wafers, an important raw material for the semiconductors we manufacture, were constrained in recent years due to an increased demand for silicon. Silicon is also a key raw material for solar cells, the demand for which has increased in recent years. Although supplies of silicon have recently improved due to the entrance of additional suppliers and capacity expansion by existing suppliers, we cannot assure you that such supply increases will match demand increases. If we cannot obtain adequate materials in a timely manner or on favorable terms for the manufacture of our products, revenues and results of operations will decline.

We face warranty claims, product return, litigation and liability risks and the risk of negative publicity if our products fail.

Our semiconductors are incorporated into a number of end products, and our business is exposed to product return, warranty and product liability risk and the risk of negative publicity if our products fail. Although we maintain insurance for product liability claims, the amount and scope of our insurance may not be adequate to cover a product liability claim that is asserted against us. In addition, product liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms, or at all.

In addition, we are exposed to the product liability risk and the risk of negative publicity affecting our customers. Our sales may decline if any of our customers are sued on a product liability claim. We also may suffer a decline in sales from the negative publicity associated with such a lawsuit or with adverse public perceptions in general regarding our customers’ products. Further, if our products are delivered with impurities or defects, we could incur additional development, repair or replacement costs, and our credibility and the market’s acceptance of our products could be harmed.

We could suffer adverse tax and other financial consequences as a result of changes in, or differences in the interpretation of, applicable tax laws.

Our company organizational structure was created in part based on certain interpretations and conclusions regarding various tax laws, including withholding tax and other tax laws of applicable jurisdictions. Our Korean subsidiary, MagnaChip Semiconductor, Ltd., or MagnaChip Korea, was granted a limited tax holiday under Korean law in October 2004. This grant provided for certain tax exemptions for corporate taxes and withholding taxes until December 31, 2008, and for acquisition taxes, property and land use taxes and certain other taxes until December 31, 2013. Our interpretations and conclusions regarding tax laws, however, are not binding on any taxing authority and, if these interpretations and conclusions are incorrect, if our business were to be operated in a way that rendered us ineligible for tax exemptions or caused us to become subject to incremental tax, or if the authorities were to change, modify, or have a different interpretation of the relevant tax laws, we could suffer adverse tax and other financial consequences and the anticipated benefits of our organizational structure could be materially impaired.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and know-how, as well as our ability to operate without infringing the proprietary rights of others.

We seek to protect our proprietary technologies and know-how through the use of patents, trade secrets, confidentiality agreements and other security measures. The process of seeking patent protection takes a long time and is expensive. There can be no assurance that patents will issue from pending or future applications or that, if patents issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. Some of our technologies are not covered by any patent or patent application. The confidentiality agreements on which we rely to protect these technologies may be breached and may not be adequate to protect our proprietary technologies. We cannot assure you that other countries in which we market our services will protect our intellectual property rights to the same extent as the United States. In particular, the validity, enforceability and scope of protection of intellectual property in China, where we derive a significant portion of our net sales, and certain other countries where we derive net sales, are uncertain and still evolving and historically have not protected and may not protect in the future, intellectual property rights to the same extent as do the laws and enforcement procedures in the United States.

Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States until they are published. In addition, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may need to file lawsuits to enforce our patents or intellectual property rights, and we may need to defend against claimed infringement of the rights of others. Any litigation could result in substantial costs to us and divert our resources. Despite our efforts in bringing or defending lawsuits, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. In the event of an adverse outcome in any such litigation, we may be required to:

•

pay substantial damages or indemnify customers or licensees for damages they may suffer if the products they purchase from us or the technology they license from us violate the intellectual property rights of others;

•	stop our manufacture, use, sale or importation of infringing products; expend significant resources to develop or acquire non-infringing technologies;

•	discontinue processes; or

•	obtain licenses to the intellectual property we are found to have infringed.

There can be no assurance that we would be successful in such development or acquisition or that such licenses would be available under reasonable terms, or at all. The termination of key third party licenses relating to the use of intellectual property in our products and our design processes, such as our agreements with Silicon Works Co., Ltd. and ARM Limited, would materially and adversely affect our business.

Our competitors may develop, patent or gain access to know-how and technology similar to our own. In addition, many of our patents are subject to cross licenses, several of which are with our competitors. The noncompetition arrangement agreed to by Hynix in connection with the Original Acquisition expired on October 1, 2007. Under that arrangement, Hynix retained a perpetual license to use the intellectual property that we acquired from Hynix in the Original Acquisition. Now that these noncompetition restrictions have expired, Hynix and its subsidiaries are free to develop products that may incorporate or embody intellectual property developed by us prior to October 2004.

Our expenses could increase if Hynix were unwilling or unable to provide certain services related to our shared facilities with Hynix, and if Hynix were to become insolvent, we could lose certain of our leases.

We are party to a land lease and easement agreement with Hynix pursuant to which we lease the land for our facilities in Cheongju, Korea. If this agreement were terminated for any reason, including the insolvency of Hynix, we would have to renegotiate new lease terms with Hynix or the new owner of the land. We cannot assure you that we could negotiate new lease terms on favorable terms or at all. Because we share certain facilities with Hynix, several services that are essential to our business are provided to us by or through Hynix under our general service supply agreement with Hynix. These services include electricity, bulk gases and de-ionized water, campus facilities and housing, wastewater and sewage management, environmental safety and certain utilities and infrastructure support services. If any of our agreements with Hynix were terminated or if Hynix were unwilling or unable to fulfill its obligations to us under the terms of these agreements, we would have to procure these services on our own and as a result may experience an increase in our expenses.

We are subject to many environmental laws and regulations that could affect our operations or result in significant expenses.

We are subject to requirements of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate, governing air emissions, wastewater discharges, the generation, use, handling, storage and disposal of, and exposure to, hazardous substances (including asbestos) and wastes, soil and groundwater contamination and employee health and safety. These laws and regulations are complex, change frequently and have tended to become more stringent over time. There can be no assurance that we have been, or will be, in compliance with all such laws and regulations or that we will not incur material costs or liabilities in connection with these laws and regulations in the future. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substances could subject us to material liability (including substantial fines or penalties), impose the need for additional capital equipment or other process requirements upon us, curtail our operations or restrict our ability to expand operations.

Our Korean subsidiary has been designated as a regulated business under Korean environmental law, and such designation could have an adverse effect on our financial position and results of operations.

In April 2010, the Korean government’s Enforcement Decree to the Framework Act on Low Carbon Green Growth, or the Enforcement Decree, became effective. Businesses that exceed 25,000 tons of greenhouse gas emissions and 100 terajoules of energy consumption for the prior three years will be subject to regulation and will be required to submit plans to reduce greenhouse emissions and energy consumption as well as performance reports and will be subject to government requirements to take further action. Our Korean subsidiary meets the thresholds under the Enforcement Decree and was designated as a regulated business on September 28, 2010. Our Korean subsidiary will have until September 2011 and December 2011 to cooperate and negotiate with Korean governmental authorities to set reduction targets and draft an implementation plan, respectively. If the ultimate implementation plan agreed upon with Korean governmental authorities requires us to reduce our emissions or energy consumption, we could be subject to additional and potentially costly compliance or remediation expenses, including potentially the installation of equipment and changes in the type of materials we use in manufacturing, that could adversely affect our financial position and results of operations.

We will likely need additional capital in the future, and such capital may not be available on acceptable terms or at all, which would have a material adverse effect on our business, financial condition and results of operations.

We will likely require more capital in the future from equity or debt financings to fund operating expenses, such as research and development costs, finance investments in equipment and infrastructure, acquire complementary businesses and technologies, and respond to competitive pressures and potential strategic opportunities. If we raise additional funds through further issuances of equity or other securities convertible into equity, our existing stockholders could suffer significant dilution, and any new shares we issue could have rights, preferences or privileges senior to those of the holders of our common stock, including the shares of common stock sold in our initial public offering. In addition, additional capital may not be available when needed or, if available, may not be available on favorable terms. In addition, our indebtedness limits our ability to incur additional indebtedness under certain circumstances. If we are unable to obtain capital on favorable terms, or if we are unable to obtain capital at all, we may have to reduce our operations or forego opportunities, and this may have a material adverse effect on our business, financial condition and results of operations.

Our business depends on international customers, suppliers and operations in Asia, and as a result we are subject to regulatory, operational, financial and political risks, which could adversely affect our financial results.

We rely on, and expect to continue to rely on, suppliers, subcontractors and operations located primarily in Asia. As a result, we face risks inherent in international operations, such as unexpected changes in regulatory requirements, tariffs and other market barriers, political, social and economic instability, adverse tax consequences, war, civil disturbances and acts of terrorism, difficulties in accounts receivable collection, extended payment terms and differing labor standards, enforcement of contractual obligations and protection of intellectual property. These risks may lead to increased costs or decreased revenue growth, or both. Although we do not derive any revenue from, nor sell any products in, North Korea, any future increase in tensions between South Korea and North Korea that may occur, such as an outbreak of military hostilities, would adversely affect our business, financial condition and results of operations.

You may not be able to bring an action or enforce any judgment obtained in United States courts, or bring an action in any other jurisdiction, against us or our subsidiaries or our directors, officers or independent auditors that are organized or residing in jurisdictions other than the United States.

Most of our subsidiaries are organized or incorporated outside of the United States and some of our directors and executive officers as well as our independent auditors are organized or reside outside of the United States. Most of our and our subsidiaries’ assets are located outside of the United States and in particular, in Korea. Accordingly, any judgment obtained in the United States against us or our subsidiaries may not be collectible in the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. In particular, there is doubt as to the enforceability in Korea or any other jurisdictions outside the United States, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

Our level of indebtedness is substantial, and we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful. A decline in the ratings of our existing or future indebtedness may make the terms of any new indebtedness we choose to incur more costly.

As of March 31, 2011, our total indebtedness was $247.0 million. Our substantial debt could have important consequences, including:

•	increasing our vulnerability to general economic and industry conditions;

•

requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will generate a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

The credit ratings assigned to our debt reflect each rating agency’s opinion of our ability to make payments on the debt obligations when such payments are due. The current rating of our senior notes is B2 by Moody’s and B+ by Standard and Poors, both of which are below investment grade. A rating may be subject to revision or withdrawal at any time by the assigning rating agency. We may experience downgrades in our debt ratings in the future. Any lowering of our debt ratings would adversely impact our ability to raise additional debt financing and increase the cost of any such financing that is obtained. In the event any ratings downgrades are significant, we may choose not to incur new debt or refinance existing debt if we are unable to incur or refinance such debt at favorable interest rates or on favorable terms.

If our cash flows and capital resources are insufficient to fund our debt service obligations or if we are unable to refinance existing indebtedness on favorable terms, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing our senior notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or be able to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

We are a holding company and will depend on the business of our subsidiaries to satisfy our obligations under our outstanding senior notes and other obligations.

Each of MagnaChip Semiconductor Corporation, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor B.V. is a holding company with no independent operations of its own. Our subsidiaries, including our principal manufacturing subsidiary, MagnaChip Korea, own all of our operating businesses. Our subsidiaries will conduct substantially all of the operations necessary to fund payments on our outstanding senior notes, other debt and any other obligations. Our ability to make payments on the senior notes and our other obligations will depend on our subsidiaries’ cash flow and their payment of funds to us. Our subsidiaries’ ability to make payments to us will depend on:

•	their earnings;

•	covenants contained in our debt agreements (including the indenture governing the senior notes) and the debt agreements of our subsidiaries;

•	covenants contained in other agreements to which we or our subsidiaries are or may become subject;

•	business and tax considerations; and

•

applicable law, including any restrictions under Korean law that may be imposed on MagnaChip Korea that would restrict its ability to make payments on intercompany loans from MagnaChip Semiconductor B.V.

We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us or that any distributions or payments will be adequate to pay principal and interest, and any other payments, on our outstanding senior notes, other debt or any other obligations when due, and the failure to make such payments could have a material adverse effect on our business, financial condition and results of operations.

Restrictions on MagnaChip Korea’s ability to make payments on its intercompany loans from MagnaChip Semiconductor B.V., or on its ability to pay dividends in excess of statutory limitations, could hinder our ability to make payments on our 10.500% senior notes due 2018.

We anticipate that payments under our 10.500% senior notes due 2018 will be funded in part by MagnaChip Korea’s repayment of its existing loans from MagnaChip Semiconductor B.V., with MagnaChip Semiconductor B.V. using such repayments in turn to repay the loans owed to MagnaChip Semiconductor S.A. Under the Korean Foreign Exchange Transaction Act, the minister of the Ministry of Strategy and Finance is authorized to temporarily suspend payments in foreign currencies in the event of natural calamities, wars, conflicts of arms, grave and sudden changes in domestic or foreign economic conditions, or other similar situations. In addition, under the Korean Commercial Code, a Korean company is permitted to make a dividend payment in accordance with the provisions in its articles of incorporation out of retained earnings (as determined in accordance with the Korean Commercial Code and the generally accepted accounting principles in Korea), but no more than twice a year. If MagnaChip Korea is prevented from making payments under its intercompany loans due to restrictions on payments of foreign currency or if it has an insufficient amount of retained earnings under the Korean Commercial Code to make dividend payments to MagnaChip Semiconductor B.V., we may not have sufficient funds to make payments on the senior notes.

The indenture governing the senior notes contains, and our future debt agreements will likely contain, covenants that significantly restrict our operations.

The indenture governing our outstanding senior notes contains, and our future debt agreements will likely contain, numerous covenants imposing financial and operating restrictions on our business. These restrictions may affect our ability to operate our business, may limit our ability to take advantage of potential business opportunities as they arise and may adversely affect the conduct of our current business, including by restricting our ability to finance future operations and capital needs and by limiting our ability to engage in other business activities. These covenants will place restrictions on our ability and the ability of our operating subsidiaries to, among other things:

•	pay dividends, redeem shares or make other distributions with respect to equity interests, make payments with respect to subordinated indebtedness or other restricted payments;

•	incur debt or issue preferred stock;

•	create liens;

•	make certain investments;

•	consolidate, merge or dispose of all or substantially all of our assets, taken as a whole;

•	sell or otherwise transfer or dispose of assets, including equity interests of our subsidiaries;

•	enter into sale-leaseback transactions;

•	enter into transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

In addition, our future debt agreements will likely contain financial ratios and other financial conditions tests. Our ability to meet those financial ratios and tests could be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants could result in a default under such debt agreements. Upon the occurrence of an event of default under such debt agreements, our lenders under such agreements could elect to declare all amounts outstanding under such debt agreements to be immediately due and payable and terminate all commitments to extend further credit.

Investor confidence may be adversely impacted if we fail to achieve and maintain effective internal control over financial reporting or disclosure controls and procedures or are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and as a result, the value of our securities could decline.

Beginning with our fiscal year ending December 31, 2011, we are subject to rules adopted by the Securities Exchange Commission, or SEC, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, which requires us to include in our Annual Report on Form 10-K our management’s report on, and assessment of the effectiveness of, our internal control over financial reporting. We are also subject to the requirement that our independent registered public accounting firm attest to and report on the effectiveness of our internal control over financial reporting.

In connection with audits of our consolidated financial statements for the ten-month period ended October 25, 2009 and two-month period ended December 31, 2009, our independent registered public accounting firm reported two control deficiencies which represented a material weakness in our internal control over financial reporting. The two control deficiencies which represented a material weakness were that we did not have a sufficient number of financial personnel with the requisite financial accounting experience and that our controls over non-routine transactions were not effective to ensure that accounting considerations are identified and appropriately recorded. Based upon the remediation actions taken by us, our management has concluded that these two control deficiencies no longer exist as of December 31, 2010.

We cannot assure you that we will not discover additional material weaknesses in our internal control over financial reporting in the future. If we fail to maintain the adequacy of our internal control over financial reporting, there is a risk that we will have additional material weaknesses in the future. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, the New York Stock Exchange, or NYSE, or other regulatory authorities or in stockholder litigation. Any of these factors ultimately could harm our business and could negatively impact the market price of our securities. Ineffective control over financial reporting could also cause investors to lose confidence in our reported financial information, which could adversely affect the trading price of our common stock.

We are also required to periodically assess and report on the adequacy of our disclosure controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, with the participation of it Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. However, our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. See “Part I: Item 4. Controls and Procedures.”

We may need to incur impairment and other restructuring charges, which could materially affect our results of operations and financial conditions.

During industry downturns and for other reasons, we may need to record impairment or restructuring charges. From April 4, 2005 through March 31, 2011, we recognized aggregate restructuring and impairment charges of $65.9 million, which consisted of $60.2 million of impairment charges and $5.6 million of restructuring charges. In the future, we may need to record additional impairment charges or to further restructure our business or incur additional restructuring charges, any of which could have a material adverse effect on our results of operations or financial condition.

We are subject to litigation risks, which may be costly to defend and the outcome of which is uncertain.

All industries, including the semiconductor industry, are subject to legal claims, with and without merit, that may be particularly costly and which may divert the attention of our management and our resources in general. We are involved in a variety of legal matters, most of which we consider routine matters that arise in the normal course of business. These routine matters typically fall into broad categories such as those involving customers, employment and labor and intellectual property. Even if the final outcome of these legal claims does not have a material adverse effect on our financial position, results of operations or cash flows, defense and settlement costs can be substantial. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal claim or proceeding could have a material effect on our business, financial condition, results of operations or cash flows.

The price of our common stock may be volatile and you may lose all or a part of your investment.

Prior to our initial public offering, there has not been a public market for our common stock. Even though shares of our common stock are quoted on the NYSE, an active trading market for our common stock may not develop. You may not be able to sell your shares quickly or at the current market price if trading in our common stock is not active.

In addition, the trading price of our shares of common stock might be subject to wide fluctuations. Factors, some of which are beyond our control, that could affect the trading price of our shares of common stock may include:

•	actual or anticipated variations in our results of operations from quarter to quarter or year to year;

•	announcements by us or our competitors of significant agreements, technological innovations or strategic alliances;

•	changes in recommendations or estimates by any securities analysts who follow our securities;

•	addition or loss of significant customers;

•	recruitment or departure of key personnel;

•	changes in economic performance or market valuations of competing companies in our industry;

•	price and volume fluctuations in the overall stock market;

•	market conditions in our industry, end markets and the economy as a whole;

•	subsequent sales of stock and other financings;

•	litigation, legislation, regulation or technological developments that adversely affect our business; and

•	the expiration of contractual lock-up agreements with our executive officers, directors and greater than 1% stockholders.

In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation often has been instituted against the public company. Regardless of its outcome, this type of litigation could result in substantial costs to us and a likely diversion of our management’s attention. You may not receive a positive return on your investment when you sell your shares, and you could lose some or the entire amount of your investment.

Control by principal stockholders could adversely affect our other stockholders.

Based upon the number of shares of common stock outstanding as of March 31, 2011 and with respect to greater than 5% stockholders, publicly available information or information provided to us by them, our executive officers, directors and greater than 5% stockholders collectively beneficially owned approximately 63.6% of our common stock, excluding shares of common stock issuable upon exercise of outstanding options and warrants, and 64.4% of our common stock, including shares of common stock issuable upon exercise of outstanding options and warrants that are exercisable within sixty days of March 31, 2011. In addition, Avenue currently has three designees serving as members of our seven-member board of directors. Therefore, Avenue will continue to have significant influence over our affairs for the foreseeable future, including influence over the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets. In this quarterly report, we refer to funds affiliated with Avenue Capital Management II, L.P. collectively as “Avenue.”

Our concentration of ownership will limit the ability of other stockholders to influence corporate matters and, as a result, we may take actions that our non-sponsor stockholders do not view as beneficial. For example, our concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

Under our certificate of incorporation, our non-employee directors and non-employee holders of five percent or more of our outstanding common stock do not have a duty to refrain from engaging in a corporate opportunity in the same or similar activities or lines of business as those engaged in by us, our subsidiaries and other related parties. Also, we have renounced any interest or expectancy in such business opportunities even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted an opportunity to do so.

We are controlled by Avenue whose interests in our business may conflict with yours, and we are a “controlled company” within the meaning of NYSE rules.

As of March 31, 2011, Avenue beneficially owned approximately 20,789,539 shares, or 52.1%, of our outstanding common stock. Accordingly, Avenue will be able to control most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. Because of the equity ownership of Avenue, we will be considered a “controlled company” for purposes of the NYSE listing requirements. As such, we will be exempt from the NYSE corporate governance requirements that our board of directors meet the standards of independence established by those corporate governance requirements and exempt from the requirements that we have separate Compensation and Nominating and Corporate Governance Committees made up entirely of directors who meet such independence standards. Although we do not intend to rely upon the exemption available for controlled companies, we may choose to utilize the exemption at any time that we remain a controlled company. The NYSE independence standards are intended to ensure that directors who meet the independence standards are free of any conflicting interest with management that could influence their actions as directors. It is possible that the interests of Avenue may in some circumstances conflict with our interests and the interests of our other stockholders

The future sale of significant amounts of our common stock may negatively affect our stock price, even if our business is doing well.

Sales of substantial amounts of shares of our common stock in the public market, or the prospect of such sales, could adversely affect the market price of our common stock. As of March 31, 2011, we had 39,356,749 shares of common stock outstanding. All of the shares outstanding prior to our initial public offering are subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of the completion of the initial public offering without the prior written consent of Barclays Capital Inc. and Deutsche Bank Securities Inc. (or other agreements which impose similar restrictions); provided, that these agreements do not restrict the ability of the stockholders party to the registration rights agreement to cause a resale registration statement to be filed in accordance with their demand registration rights. After the 180-day period, all currently outstanding shares will be eligible for sale from time to time in the future under Rule 144, Rule 701 or Section 4(1) of the Securities Act with respect to shares initially issued under Section 1145 of the U.S. Bankruptcy Code and not held by our affiliates.

Barclays Capital Inc. and Deutsche Bank Securities Inc. can together waive the restrictions of the lock-up agreements at an earlier time without prior notice or announcement and allow stockholders to sell their shares. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of the restricted shares sell such restricted shares or are perceived by the market as intending to sell such restricted shares.

Provisions in our charter documents and Delaware Law may make it difficult for a third party to acquire us and could depress the price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Among other things, our certificate of incorporation and bylaws:

•	authorize our board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine;

•	divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

•	permit directors to be removed only for cause by a majority vote;

•	prohibit action by written consent of our stockholders;

•

prohibit any person other than our board of directors, the chairman of our board of directors, our Chief Executive Officer or holders of at least 25% of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors to call a special meeting of our stockholders; and

•	specify advance notice requirements for stockholder proposals and director nominations.

In addition we are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, regulating corporate takeovers and which has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such date, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision.

The U.S. federal income tax consequences of the cancellation of the depositary shares are not specifically addressed by applicable law.

Applicable law does not specifically address, under circumstances comparable to ours, the U.S. federal income tax consequences of cancellation of the depositary shares, and the issuance of a credit for the number of shares of common stock equal to the number of cancelled depositary shares. Further, we have not, and will not, obtain a ruling from the Internal Revenue Service, or IRS, with respect to the U.S. federal income tax consequences of the cancellation of the depositary shares and issuance of a credit for common stock. If the IRS were to conclude that a holder of our depositary shares did not own the underlying shares, the cancellation of the depositary shares might be a taxable transaction to the holder, causing the holder to recognize gain or loss in an amount equal to the difference between the fair market value of the underlying common stock at the time of cancellation of the depositary shares and the holder’s tax basis in the depositary shares.

We incur increased costs as a result of being a publicly listed company, and these additional costs could harm our business and results of operations.

The Sarbanes-Oxley Act, as well as rules promulgated by the SEC and the NYSE, require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations increase our legal and financial compliance costs and make certain compliance and reporting activities more time-consuming. We also expect it to be more difficult and more expensive for us to obtain and maintain director and officer liability insurance, which may cause us to accept reduced policy limits and reduced coverage or to incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur, but these additional costs and demands on management time and attention may harm our business and results of operations.

We do not intend to pay dividends for the foreseeable future, and therefore, investors should rely on sales of their common stock as the only way to realize any future gains on their investments.

We do not intend to pay any cash dividends in the foreseeable future. The payment of cash dividends on common stock is restricted under the terms of the indenture for our senior notes. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Item 6.	Exhibits.

Exhibit Number	Description
31.1	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 of the Chief Executive Officer.

31.2	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 of the Chief Financial Officer.

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MAGNACHIP SEMICONDUCTOR CORPORATION

Dated: May 3, 2011	By:	/s/ Sang Park
Sang Park
Chief Executive Officer and Chairman

Dated: May 3, 2011	By:	/s/ Margaret Sakai
Margaret Sakai
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
31.1	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 of the Chief Executive Officer.

31.2	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 of the Chief Financial Officer.

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.